EXHIBIT 99.1
JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS
31 March 2005
Contents

Annual report of the directors	2
Consolidated balance sheet as at 31 March 2005 and 2004	69
Consolidated profit and loss account 2005 and 2004	70
Consolidated cash flow statement 2005 and 2004	71
Notes to the consolidated balance sheet and profit and loss account	72
Balance sheet as at 31 March 2005 and 2004	106
Profit and loss account 2005 and 2004	107
Notes to the balance sheet and profit and loss account	108
Other information	114
Post fiscal year events
Profit appropriation according to the Articles of Association Proposed profit appropriation
Auditors’ report	115

DIRECTORS’ REPORT
Your Directors of the Joint Board present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2005 (collectively referred to as the “Company”).
Directors
At the date of this report the members of the Supervisory Board are: Ms M Hellicar (Chairman), Mr JD Barr (Deputy Chairman), Messrs MR Brown, MJ Gillfillan, JRH Loudon, GJ Clark, PS Cameron and DG McGauchie and the interim 1 members of the Managing Board are: Messrs L Gries and B Butterfield. The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.
JHI NV Board changes between 1 April 2004 to the date of this report were: Mr AG McGregor retired from the Supervisory Board and Joint Board on 25 August 2004; Mr PD Macdonald resigned from the Joint Board on 21 October 2004; Messrs PD Macdonald and F Zwinkels resigned from the Managing Board on 22 October 2004; Mr L Gries and Mr W Vlot were appointed to the Managing Board as interim members on 22 October. On 30 June 2005, Mr W (Pim) Vlot’s temporary employment agreement expired by its terms and Mr Ben Butterfield, the Company’s General Counsel, was appointed as Company Secretary and an interim member of the Managing Board. Supervisory Directors’ qualifications, experience, special responsibilities and period in office are set out in the Directors’ profiles on pages 25 -27 of this report.
Corporate Governance
Details of JHI NV’s corporate governance policies and procedures, including information about Joint Board Committees, are set out on pages 46 – 67 of this report.
Attendance at meetings
Directors’ attendance at JHI NV Managing Board, Supervisory Board, Joint Board and Joint Board Committee meetings during the fiscal year ended 31 March 2005 is recorded in the table below.

	Boards of Directors				Committee
Member	Joint		Supervisory		Audit		Remuneration		Nominating &		Special
	Board		Board						Governance
	H	A	H	A	H	A	H	A	H	A	H	A
M Hellicar	15	15	19	19	10	8	3	3	1	1	17	17
JD Barr	15	14	19	17			3	3
MR Brown	15	14	19	19	12	12
MJ Gillfillan	15	11	19	16	12	10					17	16
JRH Loudon	15	12	19	14	12	12	2	2
GJ Clark	15	14	19	17					3	3
PS Cameron	15	12	19	18					3	3
DG McGauchie	15	15	19	19					3	3	17	17
L Gries	6	6
Former Directors
AG McGregor	8	7	3	2	2	2			2	2
PD Macdonald	9	8

	Managing Board
Interim Members [1]	H	A
L Gries	6	6
W Vlot	6	6
Former Members
PD Macdonald	6	6
FH Zwinkels	6	6

[1]	Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be “interim” until their appointments are confirmed by the next General Meeting of shareholders.

H =	Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A =	Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.
Changes in Directors’ interests in JHI NV securities
Changes in Directors’ relevant interests in JHI NV securities between 1 April 2004 and 31 March 2005 are set out in the tables below.

Name	Number of	SBSP [1]	Number of
	Shares/CUFS at	3 Dec 2004 issue	Shares/CUFS at
	1 April 2004	A$5.94 per CUFS	31 March 2005
Supervisory Board
Meredith Hellicar	7,934	2,117	10,051
John Barr	21,000	1,068	22,068
Michael Brown	12,901	1,068	13,969
Peter Cameron	11,602	2,117	13,719
Gregory Clark	12,290	1,068	13,358
Michael Gillfillan	52,901	1,068	53,969
James Loudon	3,480	2,117	5,597
Donald McGauchie [2]	4,743	1,068	5,811

[1]	Since the Supervisory Board Share Plan (the “SBSP”) was approved at the 2002 Annual General Meeting, three general allotments have been made to participants.

[2]	Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.

Managing Board	CUFS at date of	Options at date	CUFS at	Options at
Interim Member [1]	appointment	of appointment	31 March 2005	31 March 2005
Louis Gries	127,675	1,189,544	127,675	1,189,544
Pim Vlot	—	—	—	—

Former Directors	CUFS at	Options at	CUFS at date of	Options at date
	1 April 2004	1 April 2004	resignation/	of resignation/
			retirement	retirement
Alan McGregor (former Chairman)	8,614,895	—	8,614,895	—
Peter Macdonald (former member of our Joint & Managing Boards)	428,980	3,774,000	428,980	3,774,000
Folkert Zwinkels (former member of our Managing Board)	—	8,775	—	8,775

[1]	Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be “interim” until their appointments are confirmed by the next General Meeting of shareholders.

	Shares Allotted Under SBSP
Director	3 Dec 2004[1]	22 August 2003[2]	27 August 2002[3]
M Hellicar	2,117	2,225	2,948
J Barr	1,068	—	—
MR Brown	1,068	1,260	1,641
PS Cameron	2,117	5,602	—
GJ Clark	1,068	5,602	6,688
MJ Gillfillan	1,068	1,260	1,641
JHR Loudon	2,117	1,839	1,641
DJ McGauchie	1,068	1,743	—
Former Director
AG McGregor	Nil	1,260	1,641
Totals	11,691	20,791	16,200

[1]	The acquisition price was A$5.94 per share/CUFS. Each participant’s 3 December 2004 mandatory participation of 1,068 JHI NV shares/CUFS is subject to escrow period ending on 4 December 2006.

[2]	The acquisition price was A$7.52 per share/CUFS. Each participant’s 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to escrow period ending on 22 August 2005.

[3]	The acquisition price was A$6.71 per share/CUFS. Each participant’s 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS were subject to escrow, until they were released on 27 August 2004.

Options
Under our Remuneration Policy, Non-Executive Directors do not receive options. Details of JHI NV options granted to specified key executives throughout the company and exercised during the reporting period are set out in Note 5.3 to the consolidated financial statements.
Principal activities
Principal activities of the Company during fiscal year 2005 were the manufacture and marketing of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile. The Company also sells fibre cement products in Asia, the United Kingdom and Northern Europe.
Review and results of operations
A review of the Company’s operations during the fiscal year and of the results of those operations is contained in Management’s Discussion and Analysis (MD&A) on pages 30-45.
Environmental regulations and performance
Protecting the environment is critical to the way the Company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.
Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the Company. The system is designed to continually improve the Company’s performance and systems with training, regular review, improvement plans and corrective action as priorities.
The manufacturing and other ancillary activities conducted by the Company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.
Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities. The Company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process that go beyond those required by law.
Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills. These include expanded recycling programs.
Financial position, outlook and future needs
The financial position, outlook and future needs of the Company are set out in the MD&A on pages 30-45.
Auditors
The Company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by independent auditors in the countries concerned. The auditors have provided the Board with a declaration of their independence.
Insurance and indemnification of Directors and officers
During the financial year, the Company paid premiums for insurance policies insuring any past, present or future Director, secretary, executive officer or employee of the Company including JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

JHI NV’s Articles of Association provide that JHI NV shall generally indemnify any person who is or was a member of JHI NV’s Managing, Supervisory or Joint Boards or one of JHI NV’s employees, officers or agents, and who suffers any loss as a result of any action in connection with their service to JHI NV, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in JHI NV’s interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of such person’s duties to JHI NV. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
During fiscal year 2005, Mr Gries, interim Member of the Managing Board1 of JHI NV received a revised deed of indemnification upon his appointment as CEO, in accordance with the Articles of Association and Dutch law.
Other disclosures
Readers are referred to the Company’s Form 20-F document which is filed with the US Securities and Exchange Commission (the “SEC”) annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company’s website at www.jameshardie.com, or from the company’s Registered Offices in Amsterdam and Sydney.
Significant changes in state of affairs
The Directors are not aware of any significant change in the state of affairs of the Company during fiscal year 2005 that is not covered in this Annual Report.
Post fiscal year events
On 30 June 2005, Mr W (Pim) Vlot’s temporary employment agreement expired by its terms and Mr Ben Butterfield, the Company’s General Counsel, was appointed as Company Secretary and an interim member of the Managing Board.
On 11 July 2005, James Hardie announced that it has signed an agreement for the sale of its Chile Fibre Cement business to Compañía Industrial El Volcán S.A. for a value of US$15.8 million, comprising of cash and assumption of external debt by the purchaser. The sale is effective immediately and does not result in a material book profit or loss in the company’s accounts.
Since its commencement in 2001, James Hardie’s Chilean business has successfully built local demand for fibre cement, and started returning positive earnings before interest and tax over a year ago. Despite this success, the business no longer fits with the company’s strategic direction for future growth.
Other than for these items, the Directors are not aware of any matter or circumstance since the end of fiscal year 2005 not otherwise dealt with in this Annual Report, that has significantly affected, or may significantly affect, the operations of the Company, other than as contained in the MD&A on pages 30-45.
Dividends
The Joint Board has declared a dividend of US 6 cents per share. CUFS holders will be paid the dividend in Australian currency on 1 July 2005 if they were registered as at the close of business on 9 June 2005 (AEST). ADR holders will receive payment in US currency.
During fiscal year 2005, JHI NV paid a dividend of US3 cents per share. CUFS holders were paid A4.34 cents per CUFS on 1 July. ADR holders received payment in US currency.

Remuneration Report — Directors’ and executives’ emoluments
This report explains the remuneration policies and arrangements for James Hardie’s non-executive directors, executive directors and senior executives. In disclosing this information, James Hardie has complied with the Australian Corporations Act 2001 (including the CLERP 9 amendments) on a voluntary basis.
Directors
The following people were directors of James Hardie during the financial year:
Chairman

Meredith Hellicar	Chairman (11 August 2004 – present), member Nominating and Governance Committee, Audit Committee and Remuneration Committee
Executive Directors
Current

Louis Gries	Chief Executive Officer (22 October 2004 – present)
Ben Butterfield	Company Secretary (30 June 2005 – Present)
Former

Peter Macdonald	Chief Executive Officer (1 April 2004 – 22 October 2004 AEST)
Folkert Zwinkels	Treasurer (1 April – 22 October 2004 AEST)
W (Pim) Vlot	Company Secretary (22 October 2004 – 30 June 2005)
Non-Executives Directors
Current

John Barr	Deputy Chairman, Chairman Remuneration Committee
Michael Brown	Director, Chairman of the Audit Committee
Peter Cameron	Director, member Nominating and Governance Committee
Gregory Clark	Director, member Audit Committee and Nominating and Governance Committee
Michael Gillfillan	Director, member Audit Committee,
James Loudon	Director, member Audit Committee and Remuneration Committee
Donald McGauchie	Director, Chairman of the Nominating and Governance Committee
Former

Alan McGregor	Chairman (1 April 2004 – 11 August 2004)
Executives
The following people were the five highest paid executives of James Hardie Industries NV and its subsidiaries in the fiscal year ended 31 March 2005:
Current

James Chilcoff	Vice President – International
Mark Fisher	Vice President – Speciality Products
Dave Merkley	Executive Vice President – Engineering and Process Development
Don Merkley	Executive – Vice President Research & Development
Robert Russell	Vice President – Established Markets
Former

Phillip Morley	Chief Financial Officer (1 April 2004 – 31 May 2004)
Peter Shafron	General Counsel and Chief Financial Officer (1 April – 20 October 2004 AEST)

Executive compensation
The Company aims to provide market-competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract and retain high-performing executives to enhance the success of the business.
The Company’s executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance results in two basic areas: the business and the individual. The CEO’s remuneration package is approved by the Remuneration Committee, which recommends it to the Supervisory Board for final approval. The CEO makes recommendations to the Remuneration Committee on the compensation of the Company’s key executives, based on performance, as well as assessments and advice from independent compensation consultants regarding the compensation practices of the Company, and other practices specific to the countries in which the Company operates and the executives are based.
The Remuneration Committee makes the final compensation decisions concerning these executives. The senior executive remuneration structure has three components:
At Risk remuneration
Total remuneration for the CEO and specified executives is comprised of “at risk” and “not at risk” remuneration. “Not at risk” remuneration comprises base salary, non-monetary benefits and superannuation. “At risk” remuneration comprises short-term incentives, long-term incentives and restructure and employee retention payments. Using these definitions, the target percentages of “at risk” remuneration for the specified executives in fiscal year 2005 are shown below.

Percentage of the
Total Remuneration At Risk
at the Target Level of Performance
Interim Managing Board Members [1]
Louis Gries	63%
W (Pim) Vlot	26%

Former Managing Directors
Peter Macdonald[2]	56%
Folkert Zwinkels	11%

Current Executive Officers
Don Merkley	57%
Dave Merkley	56%
James Chilcoff	54%
Mark Fisher	53%
Robert Russell	53%

Former Executive Officers
Peter Shafron[2]	45%
Phillip Morley[3]	0%

[1]	Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be “interim” until their appointments are confirmed by shareholders at the next General Meeting.

[2]	All data as of last day of employment

[3]	Retired as CFO in May 2004 remained in a consulting capacity until January 2005.

Fixed remuneration
James Hardie provides fixed pay (base salaries) to attract and retain executives who are critical to the Company’s long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual’s capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.
Variable compensation
Annual variable compensation awards are provided to executives to reward increases in the Company’s economic profit, as well as agreed business and individual performance outcomes. These are clearly defined and measurable and are reviewed by the Remuneration Committee each year. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance. Details of the specified executives’ variable compensation are set out below.

	Short term incentive[1]		Estimates of the maximum remuneration amounts
			which could be received under the 2005 equity grants
			in future years [2]
	Awarded	Forfeited	2006	2007	2008
Interim Managing Board Members [3]
Louis Gries	155%		—	—	—
W (Pim) Vlot		100%	—	—	—

Former Managing Directors
Peter Macdonald		100%	—	—	—
Folkert Zwinkels		100%	—	—	—

Current Executive Officers
Don Merkley	171%		103,069	64,513	32,123
Dave Merkley	172%		103,069	64,513	32,123
James Chilcoff	189%		80,662	50,489	25,140
Mark Fisher	191%		80,662	50,489	25,140
Robert Russell	171%		80,662	50,489	25,140

Former Executive Officers
Peter Shafron		100%	—	—	—
Phillip Morley	N/A	N/A	—	—	—

[1]	Percentage of target actually paid in FY05, includes previous bonus realized and allocated in notional bank for payment in future years with sustained performance (the long term component of the bonus plan).

[2]	Represents annual SG&A expense for the aggregate Fiscal 2005 stock option award fair market value estimated using the Black-Scholes option-pricing model.

[3]	Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be “interim” until their appointments are confirmed by the next General Meeting of shareholders.

Long-term incentives
James Hardie reinforces the executive officers’ alignment with the financial interest of shareholders by providing equity-based long-term incentives (share options and shadow share plans). Award levels are determined based on market standards and the individual’s responsibility, performance and potential to enhance shareholder value.
The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.
The key terms of outstanding equity grants are outlined in the table below.

2001 JHI NV Equity Incentive Plan	Granted on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000

Offered to:	Specified US executives, not members of the Managing Board.

Vesting Schedule:	20% of options vest each year on the anniversary of the original grant date in November.

The original US shadow stock grant did not involve performance hurdles; this grant maintains these conditions.

Expiration Date:	10th anniversary after the original November grant date

2001 JHI NV Equity Incentive Plan	Annual grants made in December 2001, 2002, 2003, and 2004

Offered to	Specified executives, not members of the Managing Board

Vesting Schedule	25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

As the majority of participants are US employees, this plan follows normal and customary US grant guidelines and has no performance hurdles.

Expiration Date	10th anniversary of the grant

2001 Peter Donald Macdonald Share Option Plan	Granted on 12 July 2001

Offered to	CEO

Performance Period	12 July 2001 – 12 July 2004

Retesting	Yes, monthly on the first day of each month until six (6) months after resignation date or 19 April 2005.

All options granted under this plan were cancelled in April 2005 when they failed the test.

Exercise period	Six months after resignation date or 19 April 2005.

Performance condition	TSR performance hurdle compared to Top 100 companies from the following sectors: Building Materials, Developers and Contractors, Diversified Industrials, Engineering, Infrastructure and Utilities, Miscellaneous Industrials, Paper and Packaging, Retail, Transport, Food and Household Goods, Chemicals and Healthcare.

This condition is a normal hurdle to align the CEO’s interests with shareholders.

Vesting criteria	• 0% of performance rights vest if JHX’s TSR is below the 50th percentile of the market comparator group.

• 75% of performance rights vest if JHX’s TSR is at the 50th percentile of the market comparator group.

•    Between 50th and 75th percentile, vesting is on a straight line basis with JHX’s ranking against the market comparator group (+1% for each percentile over the 50th percentile of the comparator group)

• 100% of performance rights vest if JHX’s TSR is in at least the 75th percentile of the market comparator group.

2002 Peter Donald Macdonald Share Option Plan	Granted on 19 July 2002

Offered to	CEO

Performance Period	19 July 2002 to 19 July 2005

Retesting	Yes, monthly on the first day of each month until 31 October 2005

Exercise period	Until July 2012

Performance condition	TSR performance hurdle compared to ASX 200 excluding the companies listed in the 200 Financials and 200 Property Trust indices.

This condition is a normal hurdle to align the CEO’s interests with shareholders.

Vesting criteria	• 0% of performance rights vest if JHX’s TSR is below the 50th percentile of the market comparator group.

• 75% vest of performance rights vest if JHX’s TSR is at the 50th percentile of the market comparator group.

•    Between 50th and 75th percentile, vesting is on a straight line basis with JHX’s ranking against the market comparator group (+1% for each percentile over the 50th percentile of the comparator group)

• 100% of performance rights vest if JHX’s TSR is in at least the 75th percentile of the market comparator group.

JHI NV Stock Appreciation Rights Incentive Plan	14 December 2004

Offered to	Interim Managing Board members

Vesting Schedule	50% on 14 December 2006; 50% on 14 December 2007

Expiration Date	Gain in share price between grant and vesting date is paid in cash on vesting date, no shares are exchanged.
Link between remuneration policy and company performance
A significant proportion of the CEO and specified executive’s remuneration is “at risk” remuneration. The annual bonus payment is entirely “at risk” and is comprised of short-term and long term components.
The short-term component of the annual bonus is achieved when the CEO and specified executives achieve demanding corporate and personal targets, approved by the Remuneration Committee. The long-term component is paid to the executive when the company sustains performance at or above each year’s annual target each consecutive year.

The Corporate targets are based on a year-on-year increase in Economic Profit (Net Operating Profits After Tax (NOPAT) minus the cost of capital). The reference to Economic Profit supports the Company’s primary objective to create long-term value and rewards consistent value creation over a long-term horizon. Every three years, with the assistance of independent advisors, the Remuneration Committee sets the amount the Company’s Economic Profit must increase in each of the following three years to result in the achievement of the target bonus and the amount the Company must exceed the target in order to pay greater than target bonuses.
When the Company’s Economic Profit performance exceeds the target by a predetermined annual amount, then the percentage the performance target is exceeded will be taken into consideration when calculating the bonus payment for that year for the members of the Managing Board, and other plan participants. The current years’ bonus payment will only include 33.3% of the additional bonus funds generated by exceeding the target. The remaining 66.6% of the additional bonus funds will be set aside and will only be paid 50% in each of the following two years if the Company continues to meet or exceed its Economic Profit target. If the Company does not achieve the performance target or misses the target by this predetermined amount, or more, then the funds that were set aside in previous years will be eroded and not paid at any time to the plan participants.
For executives who are members of the Managing Board there is an added link between Long-Term Incentives and performance of the Company. Options granted under the proposed Managing Board Transitional Stock Option Plan, subject to shareholder approval, vest on the third anniversary of the issue date subject to a Total Shareholder Return (TSR) hurdle. Under the hurdle, 50% of the options issued to a member of the Managing Board vest if the Company’s TSR since the issue date is equal to or higher than the median TSR for the Company’s peer group (Median TSR) over that period. The Company’s peer group is the companies listed in the S&P ASX 200 Index on the issue date. For each 1% that the Company’s TSR is above the Median TSR, a further 2% of options will vest.
Source: Computershare Analytics
Note: Before 15 October 2001, JHX was HAH, the former group listed company.
Remuneration for Non-Executive Directors for the year ended 31 March 2005
Fees paid to Non-Executive Directors of James Hardie are determined by the Joint Board, with the advice of external remuneration advisors, within the maximum amount approved by the shareholders from time to time.
Independent experts in Australia and the USA benchmark directors’ remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities and workload requirements of board members.

During fiscal year 2005, directors were paid a base fee for service on the James Hardie board. Additional fees were paid to the position of Chairman. Non-Executive Directors Mr MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved scheme and together with Messrs PS Cameron and DG McGauchie receive Australian mandated 9% superannuation guarantee contributions on their fees.
As the focus of the board is on the long-term direction and well-being of James Hardie, there is no direct link between directors’ remuneration and the short-term results of the Company.
However, James Hardie’s long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of US$650,000 was approved by shareholders in 2002, representing an increase from the previous pool of A$360,000.
Directors’ interests are aligned with the long-term interests of shareholders through the requirement that they accept a minimum amount of their fees in the form of shares.
At the 2002 JHI NV Annual General Meeting, shareholders approved, in accordance with ASX Listing Rule 10.14, effective for a three-year period, the Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two-year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue.
Board fees are not paid to Mr Gries since the responsibilities of board membership are considered in determining the remuneration provided as part of his normal employment conditions.
No Non-Executive Director has been granted options or performance rights.
Details of the remuneration of each Non-Executive Director is set out in the table below.

	Primary	Equity	Post-employment	Other
	Directors’			Retirement	Total
	Fees	JHI NV Stock[2]	Superannuation	Benefits	Remuneration
	US$	US$	US$[1]	US$	US$
Non-Executive Directors
M Hellicar
FY 2005	128,750	20,000	13,388	—	162,138
FY 2004	43,333	20,000	5,700	—	69,033

MR Brown
FY 2005	60,000	10,000	6,300	—	76,300
FY 2004	53,333	10,000	5,700	—	69,033

DG McGauchie
FY 2005	55,000	10,000	5,850	—	70,850
FY 2004	31,667	15,000	4,200	—	50,867

JD Barr
FY 2005	60,000	10,000	—	—	70,000
FY 2004	33,519		—	—	33,519

	Primary	Equity	Post-employment	Other
	Directors’			Retirement	Total
	Fees	JHI NV Stock[2]	Superannuation	Benefits	Remuneration
	US$	US$	US$[1]	US$	US$
PS Cameron
FY 2005	40,000	20,000	5,400	—	65,400
FY 2004	—	63,333	5,700	—	69,033

MJ Gillfillan
FY 2005	55,000	10,000	—	—	65,000
FY 2004	53,333	10,000	—	—	63,333

GJ Clark
FY 2005	50,000	10,000	—	—	60,000
FY 2004	—	63,333	—	—	63,333

JRH Loudon
FY 2005	40,000	20,000	—	—	60,000
FY 2004	47,333	16,000	—	—	63,333

Former Non-Executive Director

AG McGregor[3]
FY 2005	38,750	2,500	3,713	640,976	685,939
FY 2004	160,000	10,000	15,300	—	185,300

Total emoluments for Non-Executive Directors
FY 2005	527,500	112,500	34,651	640,976	1,315,627
FY 2004	422,518	207,666	36,600	—	666,784

[1]	The superannuation benefits include Australian mandated 9% superannuation guarantee contributions on the Australian directors’ total fees.

[2]	The annual allocation to non-executive directors of JHI NV stock to the value of US$10,000 was approved by shareholders at the Annual General Meeting held on 19 July 2002. The Non-Executive Directors can elect to take additional stock in lieu of fees.

[3]	On 11 August 2004, Mr McGregor resigned as Chairman of the Supervisory Board due to ill health. On 25 August 2004, he resigned from the Joint and Supervisory Boards and from all Board Committees.
Remuneration for Executive Directors for the year ended 31 March 2005
Details of the remuneration of each Executive Director of James Hardie are set out in the table below.

				Post-			Total
	Primary			employment	Equity	Other
			Non	Superannuation
			Cash	and 401 (k)	Shadow Share	Severance
	Base Pay	Bonuses	Benefits	Benefits	and Options [1]	Pay
	US$	US$	US$	US$	US$	US$	US$
Executive Directors
L Gries [2]
FY 2005	576,654	1,160,452	136,012	13,000	233,155	—	2,119,273
FY 2004	439,427	753,720	114,725	12,000	228,535	—	1,548,407

				Post-			Total
	Primary			employment	Equity	Other
			Non	Superannuation
			Cash	and 401 (k)	Shadow Share	Severance
	Base Pay	Bonuses	Benefits	Benefits	and Options [1]	Pay
	US$	US$	US$	US$	US$	US$	US$
W (Pim) Vlot [3]
FY 2005	136,436	—	—	3,619	—	—	140,055
FY 2004

Former Executive Directors
PD Macdonald[4]
FY 2005	471,219	—	17,697	13,000	138,430	6,513,284	7,153,630
FY 2004	822,500	1,745,390	15,693	12,000	593,558	—	3,189,141

FH Zwinkels[5]
FY 2005	188,377	—	—	31,326	3,379	—	223,082
FY 2004	121,756	27,921	10,715	13,526	3,345	—	177,263

Total emoluments for Executive Directors
FY 2005	1,372,686	1,160,452	153,709	60,945	374,964	6,513,284	9,636,040
FY 2004	1,383,683	2,527,031	141,133	37,526	825,438	—	4,914,811

[1]	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2005 were as follows: 1.1% dividend yield; 29.1% expected volatility; 3.2% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$foreign exchange movements also effect the result. Actual benefit received depends on the JHI NV share price and foreign rates at the time of exercise. The Company’s US Shadow Stock Plan and non-US Based Employees Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to the participants.

[2]	On 22 October 2004 (AEST), Mr Gries was appointed as an interim member of the Managing Board and named interim Chief Executive Officer. Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be “interim” until their appointments are confirmed by the next General Meeting of shareholders.

[3]	On 22 October 2004 (AEST), Mr Vlot, Company Secretary, was appointed as an interim member of the Managing Board. On 30 June 2005, Mr Vlot’s temporary employment agreement will expire by its terms and Mr Ben Butterfield, the Company’s General Counsel, will be appointed as Company Secretary and an interim member of the Managing Board. In connection with the expiration of his agreement, we expect to make a lump sum payment to Mr Vlot of approximately 50,000 Euros.

[4]	On 22 October 2004 (AEST), Mr Macdonald resigned from the company.

[5]	On 22 October 2004 (AEST), Mr Zwinkels resigned from his position on the Managing Board. On 30 April 2005, Mr Zwinkels resigned as Treasurer. In connection with his resignation, in May 2005, the Company made a lump sum payment to Mr Zwinkels of approximately US$65,000 in accordance with his final settlement agreement.

Remuneration of Executive Officers for the year ended 31 March 2005
Details of the remuneration of each specified Executive Officer of James Hardie is set out in the following table.

	Primary			Post-	Equity	Other		Total
				employment
							Relocation
						Severance	Allowances
			Non		Shadow	&	& Other
			Cash	401 (k)	Share &	Retirement	Non-
	Base Pay	Bonuses	Benefits	Benefits	Options [1]	Pay	recurring
	US$	US$	US$	US$	US$	US$	US$	US$
Current Executive Officers

Don Merkley
FY 2005	334,000	521,656	65,245	13,000	195,177	—	—	1,129,078
FY 2004	315,577	437,401	68,503	12,000	173,176	—	—	1,006,657

Dave Merkley
FY 2005	303,769	475,573	87,978	13,000	192,269	—	—	1,072,589
FY 2004	285,577	394,064	68,481	12,000	135,437	—	—	895,559

James Chilcoff
FY 2005	234,231	259,688	31,956	12,000	27,172	—	104,971	670,018
FY 2004

Mark Fisher
FY 2005	215,770	262,062	50,301	12,946	107,084	—	17,438	665,601
FY 2004

Robert Russell
FY 2005	233,751	234,542	32,366	12,833	111,733	—	—	625,224
FY 2004

Former Executive Officers

Peter Shafron [2]
FY 2005	211,427	—	38,924	12,855	21,674	863,162	8,686	1,156,728
FY 2004	307,500	375,951	34,625	12,000	360,222	—	16,356	1,106,654

Phillip Morley [3]
FY 2005	275,833	—	93,872	13,000	137,082	1,028,708	—	1,548,496
FY 2004	327,630	445,742	78,802	12,000	580,926	—	—	1,445,100

Total emoluments
FY 2005	1,808,781	1,753,521	400,642	89,634	792,191	1,891,870	131,095	6,867,734
FY 2004	1,236,284	1,653,158	250,411	48,000	1,249,761	—	16,356	4,453,970

[1]	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2005 were as follows: 1.1% dividend yield; 29.1% expected volatility; 3.2% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$foreign exchange movements also effect the result. Actual benefit received depends on the JHI NV share price and foreign rates at the time of exercise. The Company’s US Shadow Stock Plan and non-US Based Employees Stock Plan were terminated at the end of

February 2005 and the value on that day of all the outstanding shares of these plans were paid to the participants.

[2]	On 20 October 2004, Mr Shafron resigned from the Company.

[3]	Consistent with prior years, gross up of tax on the increase/decrease in investment value of superannuation is included for Mr Morley. This benefit is provided to Mr Morley to offset US taxes he would not have had to pay on his superannuation if he was still in Australia. At the end of May 2004, Mr Morley retired from his position of Chief Financial Officer, but remained an employee until 31 January 2005. In connection with his retirement, the Company made a lump sum payment to Mr Morley equal to 18 months of salary based on his salary at the time of his departure. We also paid additional salary amounts owed to him related to expatriate pay. On 1 February 2005, Mr Morley entered into a consulting arrangement with the Company.
Employment contracts
Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements. The main elements of these agreements are set out below.
CEO
Details of the terms of the CEO’s employment contract are as follows:

Components	Details
Length of contract	Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional 1 year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew.

Base salary	US$750,000/yr. Salary will be reviewed annually by the JHI NV Board in April.

Short term incentive	Annual bonus target is 100% of annual base salary. 80% of this bonus target is based on the company meeting or exceeding aggressive performance objectives. 20% of this bonus target is based on the executive meeting or exceeding personal performance objectives.

The Remuneration Committee recommends the Company’s and executive’s performance objectives and the performance against these objectives, to the JHI NV Supervisory Board for approval. If the Company’s performance exceeds the annual objective, the executive realises a bonus greater than his target bonus, but only one-third of the excess bonus is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.

Long term incentive	The banking mechanism of the annual bonus plan is considered a long term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US. The recommended option grant for August 2005 is 1,000,000 options.

Defined Contribution Plan	The executive may participate in the US 401k defined contribution plan up to the annual IRS limit. The Company will match the executive’s contributions into the plan up to the annual IRS limit.

Components	Details
Resignation	The executive may cease his employment with the Company by providing written notice.

Termination by JH	The Company may terminate the executive’s employment for Cause or not for Cause. If the Company terminates the employment, not for cause, or the executive terminates his employment “for good reason” then the company will pay the following:

a. amount equivalent to 1.5 time the annual base salary at the time of termination

b. amount equivalent to 1.5 times the executive’s Average Annual Bonus actually paid in up to the previous three fiscal years as CEO.

Post Termination Consulting	The Company will request the executive, and the executive will agree, to consult to the company upon termination for a minimum of two years, as long as the executive maintains the company’s non-compete and confidentiality agreements, and the executive will receive his annual base salary and annual target bonus in exchange for this consulting and non-compete.

Other	Tax Equalisation: The Company covers the extra personal tax burden that is a result of the Company’s structure and any payment of income out of the Netherlands.

Tax Advice: The Company will pay the costs of filing the executive’s income tax returns to the required countries.

Health, Welfare and Vacation Benefits: The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: The Executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid by the Executive in connection with the performance of his services under this Agreement.

Automobile: The Company will either purchase or lease an automobile for business and personal use by the Executive, or, in the alternative, the Executive will be entitled to an automobile lease allowance not to exceed Seven Hundred Fifty Dollars (US$750) per month. Unused allowance or part thereof will be paid to the Executive.
Company Secretary
Details of the Company Secretary’s employment contract are as follows:

Components	Details
Length of contract	Fixed period of six months from the date of employment; renewable twice for any fixed term before becoming indefinite.

Base salary	Gross monthly salary payable twelve times each year, reviewed annually.

Short term incentive	An annual target bonus is set at 15% of the executive’s annual base salary, calculated based on the Company’s bonus plan parameters and the executive’s achievement against agreed objectives and targets. The bonus is fully based on Individual Performance.

Components	Details
Defined Contribution Plan	The Company shall pay an age related percentage of the Gross Salary actually paid to the executive in any given year as its contribution to the premiums of a pension arrangement (pensioentoezegging) for the benefit of the employees of the Company, provided the executive makes a personal contribution of 4%.

Resignation or Termination	Neither the Company nor the employee may terminate the definite contract during the defined period unless on mutual agreement; the contract automatically ends at the end of the defined period unless renewed.

Other	Health, Welfare and Vacation Benefits: The executive is entitled to a holiday allowance, payable in the month of May, equal to 8% of the gross salary, earned over the preceding period June through May. If the Employment Contract starts and/or terminates during the year or the working hours change, the holiday allowance will be paid out pro rata. The executive receives vacation benefits in the amount of 24 days per 12 months of service (not including Saturdays, Sundays, or public holidays).

The Company will pay 50% of the premiums for health care insurance for the executive. The Company and the executive will mutually agree which health care insurance is reasonable and the executive has to provide the Company with a copy of the health care insurance arrangement, before the Company makes any payment.

Vehicle Allowance: The executive will use his personal vehicle during the course of business and the use for business purposes, not including home-to-work travel, will be reimbursed in accordance with the non taxable per kilometre allowance permitted by the Tax Authorities from time to time.
Other executives
Details of the employment contracts for Other Specified Executives are as follows:

Components	Details
Length of contract	Indefinite

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in April.

Short term incentive	An annual bonus target is set at a percentage of the executive’s salary. Targets typically range from 35%-90%; 80% of this bonus target is based on the company meeting or exceeding aggressive performance objectives; 20% of this bonus target is based on the executive meeting or exceeding personal performance objectives.

The Remuneration Committee recommends the Company’s and executive’s performance objectives and the performance against these objectives, to the JHI NV Supervisory Board for approval. If the Company’s performance exceeds the annual objective, the executive realises a bonus greater than his target bonus, but only one-third of the excess bonus is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.

Components	Details
Long term incentive	The banking mechanism of the annual bonus plan is considered a long term incentive. Upon the approval of JHINV Supervisory Board, stock options will be granted each year under the JHI NV 2001 Equity Incentive Plan.

Defined Contribution Plan	The executive may participate in the US 401k defined contribution plan up to the annual IRS limit. The Company will match the executive’s contributions into the plan up to the annual IRS limit.

Resignation	The executive may cease his employment with the Company by providing written notice.

Termination by JH	The Company may terminate the executive’s employment for Cause or not for Cause. Depending on the executive’s individual contract, if the Company terminates the employment, not for cause, or the executive terminates his employment “for good reason” then the company may pay up to:

a. an amount equivalent to 1.5 times the annual base salary at the time of termination

b. amount equivalent to 1.5 times the executive’s Average Annual Bonus actually paid in the previous three fiscal years.

Post Termination Consulting	Currently in respect of two executives, the Company may, or may be required to, request the executive, and the executive will agree, to consult to the company for two years upon termination in exchange for the payment as designated in the individual’s contract, as long as the executive maintains the company’s non-compete and confidentiality agreements. The payment amount ranges from the executive’s annual base salary to the annual base salary plus annual target bonus as of the termination date

Other	Health, Welfare and Vacation Benefits: The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: The Executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid by the Executive in connection with the performance of his services under this Agreement

Automobile: The Company will either lease an automobile for business and personal use by the Executive, or, in the alternative, the Executive will be entitled to an automobile lease allowance not to exceed Seven Hundred Fifty Dollars (US$750) per month. Unused allowance or part of this will be paid to the Executive.

International Assignment	Executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.

Equity holdings
Options granted to members of the Managing Board

												WEIGHTED
												AVERAGE
			HOLDING		TOTAL						HOLDING	FAIR
		EXERCISE	AT		VALUE AT			VALUE AT		VALUE AT	AT	VALUE
	GRANT	PRICE	1 APRIL		GRANT[1]			EXERCISE[2]		LAPSE[3]	31 MARCH	PER OPTION[4]
NAME	DATE	(AUD)	2004	GRANTED	(USD)	VESTED	EXERCISED	(USD)	LAPSED	(USD)	05	(USD)

INTERIM MEMBERS OF MANAGING BOARD
Louis Gries	19 Oct 01	3,1321	40,174	200,874	71,732	200,874	160,700	1.98	—		40,174	0.3571
	19 Oct 01	3,0921	175,023	437,539	168,321	350,032	262,516	2.11	—		175,023	0.3847
	17 Dec 01	5,0586	324,347	324,347	137,296	324,347	—		—		324,347	0.4233
	3 Dec 02	6,449	325,000	325,000	210,633	162,500	—		—		325,000	0.6481
	5 Dec 03	7,05	325,000	325,000	338,975	81,250	—		—		325,000	1.043

W Pim Vlot

FORMER MEMBERS OF MANAGING BOARD

Peter	12 Oct 01	3,1821	1,200,000	1,200,000	404,760	1,200,000	—		—		1,200,000	0.3373
Macdonald	12 Oct 01	4,7621	624,000	624,000	236,995	—	—		—		624,000	0.3798
	19 Jul 02	5,7086	1,950,000	1,950,000	1,174,095	—	—		—		1,950,000	0.6021

Folkert	3 Dec 02	6,449	8,775	11,700	7,583	5,850	2,925	0.52	—		8,775	0.6481
Zwinkels	14 Dec 04	5,99		9,000	9,164	—	—		—		9,000	1.0182

[1]	Total Value at grant = Average Fair Value per share x number of shares granted.

[2]	Value at Exercise/share = Fair Market Value at Exercise — exercise price.

[3]	Excess of the aggregate stock option grant at the closing stock price of the Company’s stock on date of lapse less the aggregate stock option grant at exercise price.

[4]	The weighted average fair value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

												Weighted
												Average
												Fair
			Holding		Total			Value			Holding	Value
		Exercise	At		Value At			At		Value At	At	Per
	Grant	Price	1 April		Grant[1]			Exercise[2]		Lapse[3]	31 March	Option[4]
Name	Date	(AUD)	2004	Granted	(USD)	Vested	Exercised	(USD)	Lapsed	(USD)	05	(USD)

Current Executive Officers

Don	19 Oct 01	3.1321	48,209	120,524	43,039	120,524	72,315	1.67	—		43,209	0.3571
Merkley	19 Oct 01	3.0921	138,170	230,284	88,590	184,228	92,114	1.69	—		138,170	0.3847
	17 Dec 01	5.0586	170,709	170,709	72,261	170,709	—		—		170,709	0.4233
	3 Dec 02	6.449	200,000	200,000	129,620	100,000	—		—		200,000	0.6481
	5 Dec 03	7.05	250,000	250,000	260,750	62,500	—		—		250,000	1.043
	14 Dec 04	5.99		230,000	234,186	—	—		—		230,000	1.0182

Dave	19 Oct 01	3.1321	48,209	120,524	43,039	120,524	72,315	1.67	—		48,209	0.3571
Merkley	19 Oct 01	3.0921	82,902	138,170	53,154	110,536	55,268	1.69	—		82,902	0.3847
	17 Dec 01	5.0586	102,425	102,425	43,357	102,425	—		—		102,425	0.4233
	3 Dec 02	6.449	200,000	200,000	129,620	100,000	—		—		200,000	0.6481
	5 Dec 03	7.05	250,000	250,000	260,750	62,500	—		—		250,000	1.043
	14 Dec 04	5.99		230,000	234,186	—	—		—		230,000	1.0182

James	19 Oct 01	3.1321	40,174	40,174	14,346	40,174	—		—		40,174	0.3571
Chilcoff	19 Oct 01	3.0921	92,113	92,113	35,436	73,691	—		—		92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	—		—		68,283	0.4233
	3 Dec 02	6.449	111,000	111,000	71,939	55,500	—		—		111,000	0.6481
	14 Dec 04	5.99		180,000	183,276	—	—		—		180,000	1.0182

Mark	19 Oct 01	3.1321	40,174	40,174	14,346	40,174	40,174	2.11	—		—	0.3571
Fisher	19 Oct 01	3.0921	92,113	92,113	35,436	73,691	—		—		92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	—		—		68,283	0.4233
	3 Dec 02	6.449	74,000	74,000	47,959	37,000	—		—		74,000	0.6481
	5 Dec 03	7.05	132,000	132,000	137,676	33,000	—		—		132,000	1.043
	14 Dec 04	5.99		180,000	183,276	—	—		—		180,000	1.0182

Robert	19 Oct 01	3.1321	8,034	40,174	14,346	40,174	—		—		8,034	0.3571
Russell	19 Oct 01	3.0921	55,268	138,170	53,154	110,536	—		—		55,268	0.3347
	17 Dec 01	5.0585	68,233	68,283	28,904	68,283	—		—		68,283	0.4233
	3 Dec 02	6.449	111,000	111,000	71,939	55,500	—		—		111,000	0.6481
	5 Dec 03	7.05	132,000	132,000	137,676	33,000	—		—		132,000	1.043
	14 Dec 04	5.99		180,000	183,276	—	—		—		180,000	1.0182

Former Executive Officers

Peter	17 Dec 01	5.0586	170,709	170,709	72,261	85,355	85,355	1.27	85,354	59,813	—	0.4233
Shafron	3 Dec 02	6.449	200,000	200,000	129,620	50,000	50,000	0.40	150,000	—	—	0.6481
	5 Dec 03	7.05	250,000	250,000	260,750	—	—		250,000	—	—	1.043

Phillip	17 Dec 01	5.0586	273,134	273,134	115,618	273,134	—		—		273,134	0.4233
Morley	3 Dec 02	6.449	134,300	134,300	87,040	134,300	—		—		134,300	0.6481
	5 Dec 03	7.05	100,000	100,000	104,300	100,000	—		—		100,000	1.043

[1]	Total Value at grant = Average Fair Value per share x number of shares granted.

[2]	Value at Exercise/share = Fair Market Value at Exercise — exercise price.

[3]	Excess of the aggregate stock option grant at the closing stock price of the Company’s stock on date of lapse less the aggregate stock option grant at exercise price.

[4]	The weighted average fair value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

Shareholdings
Changes in Non-Executive Directors’ relevant interests in JHI NV securities between 1 April 2004 and 31 March 2005 are set out in the table below.

Name	Number of	SBSP [1]	Number of
	Shares/CUFS at	3 Dec 2004 issue	Shares/CUFS at
	1 April 2004	A$5.94 per CUFS	31 March 2005

Supervisory Board
Meredith Hellicar	7,934	2,117	10,051
John Barr	21,000	1,068	22,068
Michael Brown	12,901	1,068	13,969
Peter Cameron	11,602	2,117	13,719
Gregory Clark	12,290	1,068	13,358
Michael Gillfillan	52,901	1,068	53,969
James Loudon	3,480	2,117	5,597
Donald McGauchie [2]	4,743	1,068	5,811

[1]	Since the Supervisory Board Share Plan (the “SBSP”) was approved at the 2002 Annual General Meeting, three general allotments have been made to participants.

[2]	Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.
Changes in current and former Executive Officers’ relevant interests in JHI NV between 1 April 2004 and 31 March 2005 are set out in the table below.

	Number of	Number of
	Shares / CUFS at	Shares / CUFS at
Name	1 April 2004	31 March 2005

Louis Gries	127,675	127,675
Peter Macdonald [1]	428,600	428,600
Phillip Morley	115,200	115,200

[1]	As of 31 March 2004 and 31 March 2005 Mr Macdonald had 380 CUFS held in his wife’s name for their children.
Loans
Under the Executive Stock Ownership plan, the Company granted a loan to Mr Macdonald which was settled at the time of his resignation.

This report is made in accordance with a resolution of the members of the Joint Board.

M Hellicar	L Gries
Chairman	Chief Executive Officer and
Supervisory and Joint Boards	Interim Chairman Managing Board
Signed Amsterdam, The Netherlands, 18 July 2005

Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be “interim” until their appointments are confirmed by the next General Meeting of shareholders.

Report of the Supervisory Board
Introduction
The financial statements for JHI NV for the fiscal year ended 31 March 2005 have been audited by our external auditor, PricewaterhouseCoopers Accountants NV who has issued an unqualified approving audit opinion.
The Supervisory Board recommends that at the 2005 Annual General Meeting of Shareholders, the financial statements of JHI NV for the fiscal year ended 31 March 2005 be adopted accordingly.
Directors’ Profiles
As at the date of this report, the members of the Supervisory Board are: Ms M Hellicar (Chairman), Messrs JD Barr (Deputy Chairman), MR Brown, PS Cameron, GJ Clark, MJ Gillfillan, DG McGauchie, and JRH Loudon. The interim members of the Managing Board are Messrs L Gries and B Butterfield.
Meredith Hellicar
BA, LLM (Hons), L Mus. A., FAICD
Chairman of the Company’s Supervisory & Joint Boards
Age 51
Meredith Hellicar was appointed as an independent Non-Executive Director of JHI NV 1 in October 2001. She was appointed Chairman of the Joint Board and Supervisory Board in August 2004 and was Chairman of the Special Committee overseeing matters relating to the SCI from 19 July 2004 until its dissolution on 31 March 2005. Ms Hellicar is a member of the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.
Experience: Ms Hellicar is an experienced company director and has held chief executive positions in resources, transport and logistics, law and financial services. She was Chief Executive Officer of the law firm, Corrs Chambers Westgarth and Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.
Directorships of listed companies in past three years: Current – Director of AMP Limited (since March 2003); Amalgamated Holdings Limited (since October 2003); Former – AurionGold (until December 2002).
Other: Director of Southern Cross Airports Group, HLA Envirosciences Pty Limited and HCS Limited and Chairman of The Sydney Institute. Ms Hellicar is also a member of the Australian Takeovers Panel and the Garvan Institute Foundation. Her previous experience includes directorships with the NSW Environment Protection Authority (1992-1996), and the NSW Treasury Corporation (2003-2004); awarded a Centenary Medal for her contribution to society in Business Leadership; resident of Australia.
Re-election due: 2006 AGM
John D Barr
Deputy Chairman of the Company’s Supervisory & Joint Boards
Age 58
John D Barr joined JHI NV as an independent, Non-Executive Director in September 2003 and was appointed Deputy Chairman of the Joint and Supervisory Boards in October 2004. He is Chairman of the Remuneration Committee.
Experience: Mr Barr has more than 30 years’ management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight as President and Chief Executive Officer, in which time the company’s revenues doubled. Between 1995 and 1999, he was President and Chief Operating Officer, and a member of the board of directors of the Quaker State Corporation.
Directorships of listed companies in past three years: Current – Director of United Auto Group (since December 2002); Director of Clean Harbors Inc (since August 2003); and Director of UST, Inc (since December 2003).

Other: Chairman of Performance Logistics Group Inc, the second largest provider of new vehicle transportation services in North America; since May 2005, Chief Executive Officer of Papa Murphy’s International Inc, following its June 2004 acquisition by a partnership consisting of John Barr, Charlesbank Capital Partners, LLC and company management; citizen of the USA.
Re-election due: 2007 AGM
Michael Brown BEc, MBA, FCPA
Age 59
Michael Brown was appointed as an independent Non-Executive Director of JHI NV 1 in October 2001. He is a member of the Joint Board and Supervisory Board, and Chairman of the Audit Committee.
Experience: Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States. He is a former Executive Director of Brambles Industries Ltd, and several other Australian public companies.
Directorships of listed companies in past three years: Current – Chairman and Director of Repco Corporation Ltd (since 2001); Energy Developments Ltd (Director since 2000; Chairman since 2003); Director of Wattyl Ltd (since 2003); and Director of Innamincka Petroleum Ltd (since 2003).
Other: Resident of Australia.
Re-election due: 2005 AGM
Peter Cameron BA, LLB
Age 54
Peter Cameron joined JHI NV as an independent Non-Executive Director in August 2003. He is a member of the Joint Board and the Supervisory Board, and a member of the Nominating and Governance Committee.
Experience: Mr Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson, where he advised on a wide range of takeovers, mergers and corporate reconstructions.
Other: Chairman of Investment Banking in Australia and a Managing Director of Credit Suisse First Boston; Member of the Australian Takeovers Panel; Chairman of the Advisory Board of the University of Sydney Law School; resident of Australia.
Re-election due: 2006 AGM
Gregory Clark PhD
Age 62
Gregory Clark was elected as an independent Non-Executive Director of JHI NV in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and Supervisory Board and a member of the Nominating and Governance Committee and the Audit Committee.
Experience: Mr Clark has a distinguished background in science and business, specialising in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist. He is the former President and Chief Operating Officer of US-based Loral Space and Communications LLC, former President of News Corporation’s News Technology Group and was a member of News Corporation’s Executive Committee.
Directorships of listed companies in past three years: Current – Director of Australia and New Zealand Banking Group Limited (since 2004).
Other: Principal of Clark Capital Partners, a technology advisor to a number of financial institutions; resident of the USA.
Re-election due: 2005 AGM

Michael Gillfillan BA, MBA
Age 57
Michael Gillfillan was appointed as an independent Non-Executive Director of JHI NV 1 in September 2001. He is a member of the Joint Board and the Supervisory Board, and a member of the Audit Committee. Mr Gillfillan was a member of the Special Committee overseeing matters relating to the SCI from 19 July 2004 until its dissolution on 31 March 2005.
Experience: Mr Gillfillan provides James Hardie with considerable knowledge of United States’ capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the United States.
Directorships of listed companies in past three years: Current – Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA since January 2003.
Other: Partner at Meriturn Partners, LLC; resident of the USA.
Re-election due: 2006 AGM
James Loudon BA (Cantab), MBA
Age 62
James Loudon was elected as an independent Non-Executive Director of JHI NV in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and the Supervisory Board and a member of the Audit Committee and Remuneration Committee.
Experience: Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. He was Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 to 2001.
Prior to this, he was the First Vice-President of Finance for Blue Circle’s companies in the USA.
Directorships of listed companies in past three years: Current – Deputy Chairman of Caledonia Investments Plc and a Director since 1995; Former – Non-Executive Director of Lafarge Malayan Cement Bhd (1989-2004).
Other: Governor of the University of Greenwich and of several charitable organisations; resident of the UK.
Re-election due: 2005 AGM
Donald McGauchie AO
Age 55
Donald McGauchie joined JHI NV as an independent Non-Executive Director in August 2003. He is a member of the Joint Board and Supervisory Board and Chairman of the Nominating and Governance Committee. Mr McGauchie was a member of the Special Committee overseeing matters relating to the SCI from 19 July 2004 until its dissolution on 31 March 2005.
Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.
Directorships of listed companies in past three years: Current – Chairman of Telstra Corporation Limited (since 2004); Director of Nufarm Limited (since 2003); Former– Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998–2004); Director of National Foods Limited (2000 — 2005); Director of Graincorp Limited (1999–2002).
Other: Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994–1998); Chairman of Rural Finance Corporation (2003–2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.
Re-election due: 2006 AGM

[1]	Ms Hellicar and Messrs Brown and Gillfillan were appointed as non-executive directors of our predecessor James Hardie Industries Limited on 11 May 1992, 25 September 1992 and 20 August 1999 respectively.

Explanation of Directors’ degrees and abbreviations: AO Order of Australia; BA (Cantab) Bachelor of Arts, Cambridge University, UK; LLB Bachelor of Laws; BEc Bachelor of Economics; MBA Master of Business Administration; FCPA Fellow Certified Practicing Accountants; PhD Doctor of Philosophy; BA Bachelor of Arts; LLM Master of Laws; (Hons) Honours; L Mus A Licentiate of Music Australia awarded by the Australian Music Examinations Board (AMEB); FAICD Fellow, Australian Institute of Company Directors.
Composition of the Committees of the Joint Board
As at the date of this report, the members of the Audit Committee are Mr Brown (Chairman and financial expert), Mr Gillfillan (financial export), Ms Hellicar, Mr Loudon (financial expert) and Mr Clark.
As at the date of this report, the members of the Nominating and Governance Committee are: Mr McGauchie (Chairman), Mr Cameron, Mr Clark and Ms Hellicar.
As at the date of this report, the members of the Remuneration Committee are: Mr Barr (Chairman), Ms Hellicar and Mr Loudon.
Activities of the Supervisory Board and the Committees
The Supervisory Board and the Committees regularly held deliberations throughout fiscal year 2005. Details on the number of meetings of the Supervisory Board and the Committees and the attendance of members of the Supervisory Board and the Committees are set out on page 2 of this report.
In its meetings, the Supervisory Board discussed regularly:
•	the performance of JHI NV’s individual business groups;

•	company and business unit budgets;

•	monthly, quarterly, half-yearly and yearly results and financial statements;

•	capital expenditure requests;

•	the safety and environmental performance of the business;

•	JHI NV’s financing in general and its credit rating;

•	the entry into voluntary asbestos compensation arrangements with the New South Wales Government, subject to lender support and shareholder approval.
The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividends and capital management, the risks to JHI NV and the reports by the Managing Board of the internal risk management and control systems and their developments.
In addition, the Supervisory Board discussed, without the members of the Managing Board being present, severance agreements with Mr Macdonald and Mr Shafron; the appointment of the CEO (and, in consultation with the CEO, the appointment of the CFO); its own performance, composition, profile and competence; the performance of its individual members; succession; its relationship with the Managing Board and the composition thereof. The Supervisory Board also discussed, without the members of the Managing Board being present, the performance of the Managing Board and of its individual members and succession.
The Audit Committee reviewed JHI NV’s monthly, quarterly, half-yearly and yearly results, financial statements and the Annual Report. Furthermore, the Audit Committee oversaw the relationship with the external auditor and the functioning of the internal audit department, including the compliance with recommendations and observations of internal and external auditors. It also discussed the effect of internal risk management and control systems.

The Remuneration Committee discussed the remuneration of the members of the Managing Board (and interim members of the Managing Board), described on pages 7– 23 of this report as well as the severance agreements with Mr Macdonald and Mr Shafron. Other topics included equity grants to executives; remuneration of the executive team and salary increase guidelines for each business; non executive director remuneration and cap; retiree health care benefits for US executives; Economic Profit Incentive Plan; executive contracts; management structure, succession planning and development; US non-qualified deferred compensation plan.
The Nominating and Governance Committee discussed the size and composition of the Supervisory Board and the Managing Board as well as the functioning of the individual members of the Supervisory Board and the Managing Board. Furthermore, this committee discussed the succession of Mr Macdonald and Mr Shafron as well as corporate governance compliance developments.
The (temporary) Special Committee was established by the Supervisory Board on 19 July 2004 and was disbanded on 31 March 2005. It oversaw the company’s participation in the SCI; reviewed the SCI’s report and recommended to the Board appropriate actions in response to its findings; oversaw on behalf of the company any developments and discussion of suitable arrangements to ensure legitimate claimants receive fair and equitable compensation; and discussed the developments of negotiations with the NSW government, the ACTU and the Asbestos Victim’s Associations which resulted in the signing of a Heads of Agreement in December 2004.
Main elements of the Remuneration Report regarding the remuneration of the members of the Managing Board
Details on the remuneration of the members of the Managing Board are included in the Remuneration Report – Directors’ and Executives’ emoluments on pages 7 — 23 of this report.
This report is made in accordance with a resolution of the members of the Supervisory Board.

M Hellicar
Chairman
Supervisory and Joint Boards

Signed Amsterdam, The Netherlands, 18 July 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
Overview
We intend this discussion to provide information that will assist in understanding our 31 March 2005 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and operating results as a whole. Our 31 March 2005 consolidated financial statements and the notes accompanying those consolidated financial statements should be read in conjunction with this discussion. In addition, during fiscal year 2005, we incurred significant costs associated with the Special Commission of Inquiry (the “SCI”) and other related matters. We have continued to incur material costs associated with the SCI and other related matters and expect to incur such costs in the short-term. Information regarding the SCI and other related matters can be found in this discussion and in Note 4.10 of our consolidated financial statements.
The Company and the Building Product Markets
Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines and the second largest manufacturer of flat sheet products in Chile. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Chile and Europe. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage in the markets in which we sell our products.
We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, roofing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. Our products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.
Our products are primarily sold to the residential housing markets. Residential construction fluctuates based on the levels of new home construction activity and the repair and remodeling of existing homes. These levels of activity are affected by many factors including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and remodel spending, gross domestic product growth and consumer confidence levels. These factors were generally favourable during fiscal year 2005, resulting in healthy levels of residential construction and home repair and remodel activity.
Fiscal Year 2005 Key Results
The key results are presented in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). This is consistent with the way Management typically presents results of the Company to users of its financial data. As they relate to the Company’s key results, variances between USGAAP and accounting principals generally accepted in the Netherlands are not significant.
Total net sales increased 23% to US$1,210.4 million in fiscal year 2005, EBIT increased 14% to US$196.2 million, and operating profit from continuing operations increased 2% to US$127.9 million.
Our largest market is North America, where fibre cement is one of the fastest growing segments of the external siding market. During fiscal year 2005, USA Fibre Cement net sales contributed approximately 78% of total net sales, and its EBIT was the primary contributor of total company EBIT. Net sales increased due to increased sales volume and a higher average net selling price. EBIT increased from fiscal year 2004, primarily due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and selling, general and administrative expenses.

(Millions of US dollars)	2005		2004		% Change

Net Sales USA Fibre Cement		$939.2		$738.6	27
Asia Pacific Fibre Cement		236.1		219.8	7
Other Fibre Cement		35.1		23.5	49

Total Net Sales		$1,210.4		$981.9	23

Net Sales		$1,210.4		$981.9	23
Cost of goods sold		(784.0)		(623.0)	26

Gross profit		426.4		358.9	19
Selling, general and administrative expenses		(174.5)		(162.0)	8
Research and development expenses		(21.6)		(22.6)	(4)
Special Commission of Inquiry and other related expenses		(28.1)		—	—
Other operating expenses		(6.0)		(2.1)	—

EBIT		196.2		172.2	14
Net interest expense		(5.1)		(10.0)	(49)
Other (expense) income		(1.3)		3.5	—

Operating profit from continuing operations before income taxes		189.8		165.7	15
Income tax expense		(61.9)		(40.4)	53

Operating Profit From Continuing Operations		$127.9		$125.3	2

Net Operating Profit Including Discontinued Operations		$126.9		$129.6	(2)

Effective tax rate from continuing operations		32.6%		24.4%

Volume (mmsf)
USA Fibre Cement		1,855.1		1,519.9	22
Asia Pacific Fibre Cement		376.9		362.1	4

Average net sales price per unit (per msf)
USA Fibre Cement	US$	506	US$	486	4
Asia Pacific Fibre Cement*		A$846		A$862	(2)

*See Endnotes
All results are for continuing operations unless otherwise stated.
Asia Pacific net sales contributed approximately 20% of total net sales, and its EBIT was the second largest contributor of total company EBIT. Net sales increased in fiscal year 2005 in both our Australia and New Zealand and our Philippines Fibre Cement businesses. In our Australia and New Zealand business, this increase was primarily due to favourable foreign currency exchange rates. EBIT increased primarily due to cost savings and the impact of a cost provision recorded in the fiscal year 2004 that did not recur in fiscal year 2005 related to our Australia and New Zealand business and favourable foreign currency exchange rate differences.
In our emerging businesses of Chile Fibre Cement, Europe Fibre Cement and USA Hardie Pipe, we continued to make good progress. Our Chilean business recorded a small positive EBIT in each quarter of fiscal year 2005. Our USA Hardie Pipe business significantly reduced its EBIT loss compared to fiscal year 2004. Our Europe Fibre Cement Business incurred an EBIT loss for fiscal year 2005 as expected as we continued to build awareness of our products among distributors, builders and contractors, and added further distribution outlets in both the UK and French markets. In addition, our Artisan™ Roofing business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity.
Total Net Sales Total net sales increased 23% compared to the same period of the previous year, from US$981.9 million to US$1,210.4 million. Net sales from USA Fibre Cement increased 27% from US$738.6 million to US$939.2 million due to continued strong growth in sales volumes and a higher average net sales price.
Net sales from Asia Pacific Fibre Cement increased 7% from US$219.8 million to US$236.1 million due to increased sales volumes and favourable foreign currency movements.

Net sales from Other Fibre Cement increased 49% from US$23.5 million to US$35.1 million as the Chilean flat sheet business, the USA Hardie Pipe business and Europe Fibre Cement business continued to grow.
USA Fibre Cement
Net sales increased 27% from US$738.6 million to US$939.2 million due to increased sales volumes and a higher average net sales price.
Sales volume increased 22% from 1,519.9 million square feet to 1,855.1 million square feet, primarily due to continued strong growth in primary demand for fibre cement and a favourable housing construction market.
New residential housing construction remained buoyant during the year due to strong consumer demand and low inventories of houses for sale, fuelled by low interest rates, solid house prices and a strengthening domestic economy.
We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets.
Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD® Planks.
There were further market share gains in the interior products market, with sales of Hardibacker® 500 half-inch backerboard up strongly compared to the previous year.
The average net sales price increased 4% from US$486 per thousand square feet to US$506 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlus™ Collection, and price increases for some products that became effective on 1 July 2004 and 1 January 2005.
Our West Coast manufacturing capacity increased during the year with the addition of our new fibre cement plant in Reno, Nevada. The plant began producing product in the fourth quarter and its ramp-up is progressing well. At year end, we were in pre-production with our new 160 million square foot trim line in Peru, Illinois. Also during the year, we added pre-finishing capacity in Peru, Illinois and began construction of our tenth plant in Pulaski, Virginia.
Asia Pacific Fibre Cement*
Net sales increased 7% from US$219.8 million to US$236.1 million. Net sales increased 1% in Australian dollars. Sales volume increased 4% from 362.1 million square feet to 376.9 million square feet.
Australia and New Zealand Fibre Cement
Net sales increased 8% from US$195.5 million to US$210.1 million due to a higher average net sales price and favourable foreign currency movements. In Australian dollars, net sales increased 1%.
Sales volumes decreased from 284.2 million square feet to 283.3 million square feet primarily due to weaker market conditions in Australia and the impact of product bans and boycotts in Australia connected with the SCI and release of the SCI report.
In Australia, new residential housing activity improved early in the year, led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early. However, both new residential housing and renovations activity softened over the year.
In New Zealand, new residential housing activity was robust in the first half year but softened slightly during the second half. Sales of our Linea® weatherboards continued to grow strongly. The average net sales price increased 1% in Australian dollars.

During the year, we launched Eclipsa™ Eaves Lining, a new pre-painted eave product, across Australia. Eclipsa™ offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favourably by builders.
Philippines Fibre Cement
Net sales increased 25% from US$20.8 million to US$26.0 million. In local currency, net sales increased 27%. This increase was due to a 20% increase in sales volume and a 5% increase in the average net sales price.
The increase in the average net sales price was due to a change in sales mix between domestic and export sales and higher domestic prices in the second half of the year.
Increased market penetration and regional exports resulted in significantly stronger demand during the year.
Other Fibre Cement
Chile Fibre Cement
Our Chilean business continued to increase its penetration of the domestic flat sheet market and increased sales of higher-priced, differentiated products, and increased regional exports.
Net sales increased compared to the previous year, due to growth in sales volume and a higher average net sales price. In local currency, the average net sales price decreased primarily due to the impact of a weaker US dollar on export prices, partly offset by higher domestic prices and a change in the sales mix.
Construction activity in Chile continued to show signs of improvement during the year.
USA Hardie Pipe
Our USA Hardie Pipe business continued to penetrate the Florida market of the United States and to improve its manufacturing efficiency.
Net sales for the year increased strongly due to increased sales volumes and higher prices despite severe weather in Florida that adversely affected sales in the first half of the year. The increase in sales volume was due to market share gains and buoyant construction activity in Florida.
The average net sales price improved strongly during the year, reflecting favourable market conditions and improved customer focus by the business.
The manufacturing performance of our plant also improved significantly during the year, but operating costs remain above our targets.
Europe Fibre Cement
Our European business continued to grow demand during the year by building awareness of our products among distributors, builders and contractors, and by adding further distribution outlets in both the UK and French markets.
Sales have continued to build steadily since commencement of operations in the first quarter of the previous fiscal year. Progress on creating primary demand in Europe for fibre cement siding products and converting tile applications from drywall and wood to fibre cement products, remains in line with management expectations.
Artisan™ Roofing
In June 2003, we completed construction and began production trials at our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.
The business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity.

Our Artisan™ Roofing product, made from a new lightweight concrete roofing technology, has now been launched in all our targeted markets in California.
Gross Profit
Gross profit increased 19% from US$358.9 million to US$426.4 million due to improvements in our major businesses. The gross profit margin decreased 1.4 percentage points to 35.2%.
USA Fibre Cement gross profit increased 19% due to higher net sales, partly offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with a temporary reduction in plant manufacturing efficiency in the second quarter, and higher fuel costs and general liability insurance. The gross profit margin decreased 2.6 percentage points.
Asia Pacific Fibre Cement gross profit increased 11% following improvements from Australia and New Zealand Fibre Cement and Philippines Fibre Cement, which increased 8% and 53%, respectively. The improved result was due to manufacturing efficiency gains in both Australia and New Zealand and increased net sales in New Zealand, partly offset by reduced net sales in Australia attributable to weaker market conditions and product bans and boycotts in Australia connected with the SCI and release of its report. In the Philippines, increased sales accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 1.2 percentage points.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses increased 8% compared to the previous year, from US$162.0 million to US$174.5 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses for the year were 2.1 percentage points lower at 14.4%.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 15% for the year, to US$12.0 million.
Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 13% to US$9.6 million for the year.
SCI and Other Related Expenses
In February 2004, the NSW Government, Australia, established a SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation (the “Foundation”) was established. Shortly after release of the SCI report on 21 September 2004, we commenced negotiations with the NSW Government, the Australian Council of Trade Unions, UnionsNSW and a representative of asbestos claimants in relation to our offer made to the SCI on 14 July 2004 to provide funds voluntarily for proven Australian-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiaries. On 21 December 2004, we entered into a Heads of Agreement with the above parties to establish and fund a special purpose fund to provide funding for these claims on a long-term basis. We have subsequently entered into negotiations with the NSW Government on an agreement that, when completed, we expect to be put to shareholders for approval.

Costs incurred during the year associated with the SCI and other related matters totalled US$28.1 million and included: US$6.8 million related to the SCI; US$4.9 million related to the internal investigation conducted by independent legal advisers, consistent with US securities regulations, of the impact on our financial statements of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements (the investigation found there was no adverse impact on our 2004 financial statements); US$1.2 million related to the Australian Securities and Investments Commission (the “ASIC”) investigation into the circumstances surrounding the creation of the Foundation; US$6.4 million for resolution advisory services; US$6.0 million in severance and consulting payments to former executives; and US$2.8 million for other matters.
Further information on the SCI and other related matters can be found in Note 4.10 to the consolidated financial statements.
Other Operating Expense
Other operating expense of US$6.0 million in the current year relates to a settlement loss of US$5.3 million for an employee retirement plan and loss on the sale of land in Sacramento, California. The retirement of a significant number of participants in the employee retirement plan resulted in a requirement under SFAS No. 88 to recognise and accelerate the amortising of an actuarial loss for the plan. Other operating expense in fiscal year 2004 of US$2.1 million mainly reflects an increase in cost provisions for our Australia and New Zealand business.
EBIT
EBIT increased 14% from US$172.2 million to US$196.2 million. The EBIT margin decreased 1.3 percentage points to 16.2%. EBIT includes SCI and other related expenses of US$28.1 million.
USA Fibre Cement EBIT increased 24% from US$195.6 million to US$241.5 million. The increase was due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and SG&A expenses. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency and higher fuel costs. The EBIT margin decreased 0.8 of a percentage point to 25.7%.
Asia Pacific Fibre Cement EBIT increased 25% from US$37.6 million to US$46.8 million. The EBIT margin increased 2.7 percentage points to 19.8%.
Australia and New Zealand Fibre Cement EBIT increased 20% from US$35.4 million to US$42.4 million. In Australian dollars, EBIT increased 12%. The increase in EBIT in Australian dollars was mainly due to cost savings and the impact of a cost provision recorded in the prior year that did not recur in the current year. The EBIT margin increased 2.1 percentage points to 20.2%.
Philippines Fibre Cement business more than doubled its positive EBIT performance compared to the previous year due to increased net sales.
The Chile Fibre Cement business recorded a small positive EBIT in each quarter of the year.
Our USA Hardie Pipe business significantly reduced its EBIT loss compared to the previous year due to increased sales volumes, higher selling prices and manufacturing cost savings.
Our Europe Fibre Cement business incurred an EBIT loss for the year as expected.
General corporate costs increased US$35.3 million from US$27.5 million to US$62.8 million. This increase was primarily due to US$28.1 million of SCI and other related expenses, a settlement loss of US$5.3 million related to an employee retirement plan, a US$0.7 million loss on sale of land owned in Sacramento, California and a net increase in other general corporate costs. Additionally, in the prior fiscal year, we booked a reversal of an excess provision of US$1.6 million related to a vendor dispute that we settled favourably and that did not recur this year.

These increases were partially offset by a US$2.5 million decrease in employee bonus plan expense and a US$3.0 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in our share price.
Net Interest Expense
Net interest expense decreased by US$4.9 million from US$10.0 million to US$5.1 million, primarily due to a higher amount of interest expense capitalised on construction projects in the current year compared to the previous year, higher interest income due to higher average cash balances and lower interest expense due to lower average debt balances.
Other (Expense) Income
During the current year, other expense consisted primarily of a US$2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code, partially offset by a US$0.8 million gain on a separate investment. In the prior year, we realised a gain before income tax of US$4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of US$4.3 million. We also realised US$0.1 million in net investment income. These income items were partially offset by an impairment charge of US$2.2 million that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code. Additionally, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.
Income Tax Expense
Income tax expense increased by US$21.5 million from US$40.4 million to US$61.9 million due to the increase in profit, the geographic mix of earnings, estimated income tax contingencies recorded during the year and non-deductible SCI and other related expenses.
Operating Profit from Continuing Operations
Operating profit from continuing operations increased from US$125.3 million to US$127.9 million. Operating profit from continuing operations includes SCI and other related expenses of US$28.1 million and a related tax benefit of US$5.8 million. Operating profit from continuing operations excluding SCI and other related expenses increased 20% to US$150.2 million.
Discontinued Operations
We recorded a loss from discontinued operations of US$1.0 million in the current year compared to income of US$4.3 million in the prior year. The current year amount relates primarily to additional costs associated with the sale of New Zealand land in March 2004 and settlement of a dispute associated with a former business. The prior year amount primarily includes a favourable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses.
Liquidity and Capital Resources
Our treasury policy regarding our liquidity management, foreign exchange risks management, interest rate risk management and cash management is administered by our treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.
We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$113.5 million as of 31 March 2005. At that date we also had credit facilities totalling US$449.4 million of which US$159.3 million was outstanding. At 31 March 2005, our credit facilities were all uncollateralised and consisted of the following:

Millions of US dollars	At 31 March 2005
	Effective		Principal
Description	Interest Rate	Total Facility	Outstanding
US$ notes, fixed interest, repayable annually in varying tranches from November 2005 through November 2013	7.12%	$147.4	$147.4
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	154.5	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity of US$117.5 in April 2005 and US$15.0 in October 2005	N/A	132.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in April[a] and December 2005	3.52%	15.0	11.9

Total		$449.4	$159.3

[a]	Renewed and extended until March 2006
Net debt at year end was US$45.8 million, a decrease of US$57.7 million, from US$103.5 million as at 31 March 2004.
In June 2005, we entered into new unsecured debt facilities totalling US$355 million. These new facilities will replace the A$ revolving loan and the US$ stand-by-loan facilities that were in place at 31 March 2005. Subject to the satisfaction of customary closing conditions, these new facilities will provide us with an increased amount of liquidity, compared to what was available under our previous financing arrangements. These facilities are initially for a 364-day term, but we anticipate that two-thirds of them will be extended to a five-year term if negotiation of the Principal Agreement is completed and the Principal Agreement is subsequently executed and becomes effective. The extension of a facility will only occur if the relevant bank is satisfied with the terms of the Principal Agreement. If the final position reached in the Principal Agreement is materially different from the position in the Heads of Agreement, the extension may not occur and we may have to arrange a further refinancing.

In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our debt on terms which are not materially less favorable than the terms currently available to us, we may have to scale back our levels of planned capital expenditure and/or take other measures to conserve cash in order to meet our future cash flow requirements.
At 31 March 2005, we believe that we were in compliance with all restrictive covenants contained in the uncollateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, we are required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and have limits on how much we can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).
Cash Flow
Net operating cash inflows increased by US$57.2 million or 35% from US$162.6 million to US$219.8 million for the year ended 31 March 2005 compared to the prior year, primarily due to changes in our operating assets and liabilities.
Net cash used in investing activities was US$149.2 million for the year ended 31 March 2005 compared to US$58.0 million in the prior year. The increase in the cash used was primarily due to additional capital expenditures of US$78.4 million for the year ended 31 March 2005, US$10.9 million cash received in the prior year from the sale of land and buildings of our Australia and New Zealand business in March 2004, and US$5.0 million cash received in the prior year from the sale of our New Zealand Building Systems business in May 2003 that did not recur in the current year, partly offset by proceeds of US$3.4 million from the sale of land in Sacramento, California in the current year.
Net cash used in financing activities was US$28.2 million for the year ended 31 March 2005 compared to US$87.9 million in the prior year. The decrease in cash used was primarily due to a US$68.7 million repayment of capital in the prior year that did not recur in the current period and a US$9.2 million decrease in dividends paid, partly offset by a US$17.6 million scheduled debt repayment in the current period.
Special Commission of Inquiry and Related Matters
Discussion of the SCI and related matters is included in Note 4.10 of the consolidated financial statements.
Capital Requirements and Resources
Our capital requirements consist of the expansion, renovation and maintenance of our production facilities and the construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally and increase prior to and during months of the year when overall construction and renovation activity volumes increase. We have historically funded cash flow shortfalls with cash generated from divestiture of non-fibre cement business operations and other business assets and from available cash under bank debt facilities.
During fiscal year 2005, our continuing businesses generated cash in excess of our capital requirements. As we continue expanding our fibre cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. We expect to spend significantly during fiscal year 2006 on capital expenditures that include facility upgrades and new facility construction. Upgrades generally include expenditures for implementing new fibre cement technologies.
On 21 December 2004, we announced that we had entered into a non-binding Heads of Agreement with the NSW Government and union representatives which is expected to form the basis of the proposed binding agreement (“the Principal Agreement”) to establish and fund a special purpose fund to provide funding on a long-term basis for asbestos-related injury and death claims (the “Claims”) against Amaca, Amaba and ABN 60.

Currently, the timing of any potential payments is uncertain because we have not yet reached an agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied.
We are currently unable to estimate the cost of administering and litigating the claims under the potential Principal Agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs. However, if we enter into the Principal Agreement, we may have to make an initial payment in fiscal 2006 equal to estimated asbestos claims to be paid over the next three years less existing cash of the Foundation. We believe that the cash and cash equivalents that we currently have on hand and funds from debt facilities that we anticipate will be available will be sufficient to fund the initial payment. Additionally, we anticipate that the Principal Agreement will require us to make annual payments to fund Claims.
We are currently negotiating the Principal Agreement with the NSW Government. Costs we incur negotiating the Principal Agreement may be significant and will negatively impact our cash generated from operations over the short-term. We anticipate that our cash flows from operations, net of estimated payments that may be made under the Principal Agreement, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$113.5 million, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during the next two to three years.
Beyond three years, we intend to rely primarily on increased market penetration of our products and increased profitability from a more favourable product mix to generate cash to fund our growth. Historically, our products have been well accepted by the market and our product mix has changed towards higher priced, differentiated products that generate higher margins. We are relying on increased market demand for all of our products to achieve sufficient market penetration and a product-mix sufficiently profitable to fund our growth plans. We also intend to maintain sufficient levels of available cash under bank debt facilities to offset any cash shortfall.
We believe that we will be able to continue increasing our market share by further market penetration against competing products. Generally, over the past three years, a large part of our growth resulted from market share increases, especially in our major market of North America. We have historically acquired market share from vinyl and wood-based products and believe that our success is based primarily on our superior and proprietary product and production technologies that give us competitive product advantages. We expect to continue our research and development activities over the short and long-term to maintain, improve and increase our technology advantages. Based on our market penetration history, technology benefits from our research and development activities, and other factors, we expect that our market penetration trend will continue over the short and longer-term.
We believe our business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts, the level of housing prices and household income levels. We believe that housing prices, which may affect available owner equity and household income levels, are contributors to the currently robust renovation and remodel markets for our products. We believe that continued improvements in general economic conditions and continued low mortgage interest rates will maintain new housing starts and the renovation and remodel markets at historically high levels, which we expect will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a decline in residential housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and current levels of revenue and profitability and therefore decrease our liquidity and our ability to generate sufficient cash from operations to meet our capital requirements.
During calendar year 2004, rising United States interest rates did not have a significant effect on United States home mortgage interest rates and new housing starts increased. However, continued interest rate increases anticipated in calendar year 2005 may slow down new housing starts in the United States and cause a decrease in housing prices, which may reduce demand for our products.

Pulp is a primary ingredient in our fibre cement formulation and affects our working capital requirements. Pulp prices increased during fiscal year 2005 and it is possible that prices will continue to fluctuate. To minimise additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue to rise, cash generated from our operations may be negatively impacted if pulp pricing is fixed over the longer-term.
Freight costs have increased due to continued higher fuel prices and an increase in the average length of haul of our products from our facilities to our customers’ facilities. We expect fuel costs to remain higher, which will increase our working capital requirements as compared to fiscal year 2005.
The collective impact of the foregoing factors, and other factors, may affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to scale back or postpone our expansion plans to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
Our total capital expenditures, including amounts accrued, for continuing operations for fiscal year 2005 was US$153.0 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fibre cement products and to create new manufacturing capacity for new fibre cement products. Significant capital expenditures in fiscal year 2005 included the completion of our new Reno, Nevada plant and the construction of a new trim line at our Peru, Illinois plant.
Contractual Obligations
The following table summarises our significant contractual obligations at 31 March 2005:

	Payments due
	During Fiscal Year Ending 31 March

			2007 to	2009 to
(Millions of US dollars)	Total	2006	2008	2010	Thereafter

Long-Term Debt	$147.4	$25.7	$35.2	$46.2	$40.3
Interest on Long-Term Debt	44.3	10.5	15.5	9.3	9.0
Operating Leases	133.8	11.7	21.4	19.4	81.3
Purchase Obligations[a]	70.3	50.2	17.8	2.3	—
Line of Credit	11.9	11.9	—	—	—

Total	$407.7	$110.0	$89.9	$77.2	$130.6

[a]	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments for capital expenditures, the majority of which relate to the construction of our new Pulaski, Virginia plant. In addition, the total purchase obligations includes agreements related to software maintenance contracts and approximately US$20 million that will be incurred beginning fiscal year 2006, related to the implementation and maintenance of a new enterprise resource planning (“ERP”) system. Contracts related to our new ERP system were executed after the end of fiscal year 2005. We did not have any significant agreements with variable price provisions.

The table above does not include amounts related to our future funding obligations for our Australian defined benefit plan. We estimate that our pension plan funding will be approximately US$1.8 million for fiscal year 2006. Projected payments beyond fiscal year 2006 are not currently determinable. See also Note 4.3 to our consolidated financial statements.
In addition, the table above does not include any amounts related to funding obligations that might arise from asbestos-related matters discussed in Note 4.10 to our consolidated financial statements. We have not established a provision for any of these liabilities because at this time such liabilities are not probable and estimable. Depending on future developments, the impact of future cash funding obligations could be significant and our financial position, results of operations and cash flows could be materially adversely affected and our ability to pay dividends could be impaired.
See Notes 4.8 and 4.10 to our consolidated financial statements, respectively, for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
As of 31 March 2005 and 2004, we did not have any material off-balance sheet arrangements.
Inflation
We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2005, 2004 or 2003.
Seasonality and Quarterly Variability
Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. In Chile, we experience decreased construction activity from May through September due to weather. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
Outlook
The short-term outlook for housing construction in North America remains positive, despite the prospect of modest interest rate rises later calendar year 2005.
Building permit numbers remain strong and the US-based National Association of Home Builders (“NAHB”) reports that there is a backlog of houses that have been permitted but not yet started. These factors suggest the upside potential for housing starts to be good for the immediate future. In addition, the NAHB reported that builders remain positive about industry prospects in the months ahead, and it also refined its expected decline in housing starts for the 2005 calendar year from 3 to 5% to 1.4%.
In North America, strong sales growth is expected, but the rate of growth for the year ahead is forecast to be less than the very high level of fiscal year 2005. In fiscal year 2006, we expect to continue to grow primary demand for fibre cement and to penetrate our targeted markets. Margins are expected to remain attractive over the short-term despite the impact of higher raw material and freight costs.
In our Australia and New Zealand business, no improvement to the current soft levels of new housing and renovations activity is expected over the short-term. The progressive lifting of product bans and boycotts in Australia is expected to continue throughout the year. In New Zealand, housing construction activity is expected to continue at previously solid levels. Further manufacturing efficiency gains and other cost savings are also expected.
In the Philippines, building and construction activity is forecast to be softer but another solid quarterly EBIT performance is expected.

In our emerging Europe Fibre Cement and our USA Hardie Pipe businesses, further sales growth and market share are expected as awareness of our products increases among builders, contractors and distributors.
We have continued to incur costs associated with the SCI and other related matters including: preparation and negotiation of a Principal Agreement with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against certain former James Hardie Australian subsidiaries; finalisation of the NSW Government’s review of legal and administrative costs; and in co-operating with the Australian Securities and Investments Commission’s investigation into the circumstances surrounding the establishment of the Foundation. SCI and other related expenses are again likely to be material over the short-term.
Critical Accounting Policies
The accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.
Accounting for Contingencies
We account for loss contingencies in accordance with SFAS No. 5, “Accounting for Contingencies,” under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. Additional information regarding asbestos-related matters is included in Note 4.10 of the financial statements.
Sales
We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Accounts Receivable
We evaluate the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales.
Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Accrued Warranty Reserve
We offer various warranties on our products, including a 50-year limited warranty on certain of our fibre cement siding products in the United States. Because our fibre cement products have only been used since the early 1980s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.
Accounting for Income Tax
We account for income taxes according to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2005. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely. Additional information regarding accounting for income taxes is included in Note 5.6 to the financial statements.
DEFINITIONS
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin – EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.
EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.
Operating profit from continuing operations before income taxes – is equivalent to the US GAAP measure of income from continuing operations before income taxes.
Operating profit from continuing operations – is equivalent to the US GAAP measure of income from continuing operations.
Net operating profit including discontinued operations – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet – where a square foot is defined as a standard square foot of 5/16 inch thick product.
msf – thousand square feet – where a square foot is defined as a standard square foot of 5/16 inch thick product.

Financial Ratios
Net debt – is short-term and long-term debt less cash and cash equivalents. Net debt payback – Net debt divided by cash flow from operations times 12 months. Gearing Ratio – is net debt divided by net debt plus shareholders’ equity.
Non US GAAP Financial Measures
EBIT and EBIT margin excluding SCI and other related expenses – not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating income. The Company has included this financial measure to provide investors with an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The Company’s management uses this non-GAAP measure for the same purposes.
Operating profit from continuing operations excluding SCI and other related expenses – not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The Company has included this financial measure to provide investors with an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The Company’s management uses this non-GAAP measure for the same purposes.
Reconciliation of Adjusted EBITDA to net cash provided by operating activities:

	Fiscal Years Ended 31 March
	2005	2004	2003	2002	2001
("Adjusted EBITDA")	(In millions)
Net cash provided by operating activities	$219.8	$162.6	$64.8	$76.6	$94.6
Adjustments to reconcile net income to net cash provided by operating activities, net	(61.2)	(51.1)	62.1	(41.1)	(44.8)
Change in operating assets and liabilities, net	(31.7)	18.1	43.6	(4.7)	(11.2)

Net Income	$126.9	$129.6	$170.5	$30.8	$38.6
Loss (Income) from discontinued operations	1.0	(4.3)	(87.0)	(3.5)	(9.1)
Income tax expense (benefit)	61.9	40.4	26.1	3.1	(0.6)
Interest expense	7.3	11.2	23.8	18.4	21.4
Interest income	(2.2)	(1.2)	(3.9)	(2.4)	(8.2)
Other expense (income)	1.3	(3.5)	(0.7)	0.4	(1.6)
Depreciation and amortization	36.3	36.4	27.4	23.5	20.6
Impairment of property, plant and equipment	—	—	—	—	7.5

Adjusted EBITDA	$232.5	$208.6	$156.2	$70.3	$68.6

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items.

Endnotes:
Volume and Average Net Sales Price – Asia Pacific Fibre Cement – Adjusted:
In fiscal years 2004 and 2003, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet measurement and due to our Philippines Fibre Cement business including intercompany volume during fiscal year 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. We have adjusted this Annual Report for the revised volume and average net sales price.

	Fiscal Year 2004		Fiscal Year 2003

	As previously	As	As previously	As
	published	adjusted	published	adjusted

Volume (mmsf)	402.1	362.1	368.3	349.9
Average net sales price per unit (per msf)	A$788	A$862	A$843	A$887

Net Sales – Philippines Fibre Cement – Adjusted
In fiscal year 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate year-to-year discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted fiscal year 2004 Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents adjusted Philippines Fibre Cement net sales for discussion purposes only:

(Millions of US dollars)	Fiscal Year 2004

Previously Reported	US$	24.2
Adjustment		(3.4)

Adjusted Net Sales	US$	20.8

CORPORATE GOVERNANCE PRINCIPLES
This section of our report describes the main elements of our corporate governance structure. James Hardie also has a Corporate Governance section in the Investor Relations area of its website (www.jameshardie.com) to provide more detailed information on our governance arrangements, charters and policies. Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance arrangements.
Corporate Governance at James Hardie
James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law. As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets (AFM), the Australian Stock Exchange (ASX), the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and various other rule-making bodies. We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the Company in a way that meets or exceeds appropriate community expectations.
James Hardie’s corporate governance framework is reviewed regularly and upgraded or changed as appropriate to reflect our and our stakeholders’ interests, changes in law and current best practices. We have, for example, recently undertaken a corporate governance review in each of the jurisdictions in which we operate and the results of this review are reflected in this report.
Our corporate governance standards apply to all of our subsidiaries.
Dutch Corporate Governance Code
On 9 December 2003, a new Dutch Code (the Code) on Corporate Governance was published by the Dutch Corporate Governance Committee (the Tabaksblat Committee). The Code includes a set of principles and best practice provisions, thereby creating a set of standards that govern the conduct of members of the Managing Board, the Supervisory Board and shareholders.
From the annual report for the financial year started on or after 1 January 2004 onwards, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. In this section, listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Code and, if they do not, why and to what extent they do not apply them.
The Code applies to James Hardie because it is a Dutch listed public limited liability company. We are required to report on the best practice provisions in the Code for this fiscal year.
ASX Principles and Recommendations
In March 2003, the ASX Corporate Governance Council released a publication titled Principles of Good Corporate Governance and Best Practice Recommendations, setting out ten core principles and 28 best practice recommendations which the ASX Corporate Governance Council believes underlie effective corporate governance.
Our compliance with the ASX Corporate Governance Council’s Best Practice Recommendations (ASX Corporate Governance Council Recommendations) is noted throughout this report.
NYSE Corporate Governance Rules
In accordance with the corporate governance standards adopted by the New York Stock Exchange (NYSE) on 3 November 2004, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which are discussed below. Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards. Sections 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.
Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and a written interim affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.
James Hardie complies with the mandatory NYSE listing standards and many of the non compulsory standards. In accordance with Section 303A.11, we disclose in this report, and in our Annual Report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our Annual Report on Form 20-F is available from the Investor Relations area of our website at www.jameshardie.com or from our corporate offices.
Further Improvement of Our Corporate Governance Structure
In connection with the implementation of the Dutch Corporate Governance Code and the amendment to the Dutch Civil Code, a proposal will be put to our 2005 Annual General Meeting of shareholders to amend our current Articles of Association. The proposal contains an enhancement of the independent character of the Supervisory Board as well as a partial re-allocation of the powers of each of the Managing Board, Supervisory Board and Joint Board (created by the Company to match the one-tier board comprising both executive directors and non-executive directors that is familiar to Australian and US investors).
The combined powers of the Joint Board and the Supervisory Board will be brought in line generally with the powers usually available to the “outside directors” of traditional Dutch multinational companies, through their membership of the Supervisory Board.
The following pages contain an overview of our corporate governance framework.
Board Structure
James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board.
In the Netherlands, a two-tier board structure with a Managing Board and a Supervisory Board is common.
In Australia, the vast majority of companies listed on the ASX have a one-tier board comprising both executive directors and non-executive directors. Therefore, in addition to our Managing Board and Supervisory Board, our board structure includes a Joint Board (the “Board”) comprising all non-executive directors and our CEO.
Although the responsibilities of each of our boards are not currently formalised in charters, we have developed charters of the Managing Board, Supervisory Board and Joint Board. These new charters will become effective on the date of amendment of our Articles of Association and will be put on the Investor Relations area of our website at www.jameshardie.com.
The table on page 2 of the Directors’ Report summarise the composition of our boards and board committees and each board member’s attendance at meetings during the year.

Managing Board
Members
The Managing Board includes only executive directors. It consists of at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting. The Joint Board and any of our shareholders have the right to make nominations for the Managing Board.
The Supervisory Board appoints one member of the Managing Board as Chairman and one member as the Chief Executive Officer. The title of Chairman and Chief Executive Officer may be granted to the same person.
The Managing Board is currently chaired by our Chief Executive Officer, Mr Gries.
If one, more or all members of the Managing Board are prevented from acting, or are failing to act, the Joint Board is authorised to designate a person temporarily in charge of management.
Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting. Furthermore, members of the Managing Board may be suspended by the Supervisory Board.
No member of the Managing Board (other than our CEO) shall hold office for a continuous period in excess of three years or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting for re-election.
Responsibilities
The Managing Board manages James Hardie. It is responsible for:
•	the general affairs, operations and finance; and

•	achieving James Hardie’s goals, strategy and policies, and results.
The Managing Board is also responsible for complying with all relevant legislation and regulations and for managing the risks associated with our activities.
It reports related developments to, and discusses the internal risk management and control systems with, the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and to shareholders.
The Managing Board provides the Supervisory Board, in a timely manner, with all the information it needs to exercise the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees) shareholders, other stakeholders and all parties involved in or with James Hardie.
Supervisory Board
Members
The Supervisory Board includes only non-executive directors. It consists of at least two members, or more as determined by the Joint Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting. The Joint Board and any of James Hardie’s shareholders have the right to make nominations for the Supervisory Board.

If there is a vacancy on the Supervisory Board at any time after the end of an annual General Meeting and prior to the subsequent annual General Meeting, the Joint Board may appoint member(s) of the Supervisory Board to fill any vacancy, provided:
•	that these member(s) retire(s) no later than at the end of the first Annual General Meeting following their appointment; and,

•	the number of the members of the Supervisory Board appointed by the Joint Board at any given time does not exceed one-third of the aggregate number of members of the Supervisory Board as fixed by the Joint Board.
The Supervisory Board appoints one of its members as Chairman. In our case, this person also chairs the Joint Board. The Supervisory Board is currently chaired by Ms Hellicar.
No member of the Supervisory Board shall hold office for a continuous period in excess of three years or past the end of the third General Meeting of Shareholders following such member’s appointment, whichever is longer, without submitting for re-election.
Responsibilities
The Supervisory Board is responsible for:
•	supervising the policy and actions pursued by the Managing Board; and

•	the general course of affairs of James Hardie and the business enterprise it operates.
The Supervisory Board assists the Managing Board with advice relating to the general policy aspects connected with its activities. In discharging its duties, the Supervisory Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all parties involved in or with James Hardie.
Members of the Supervisory Board may be suspended and dismissed by the shareholders.
Joint Board
Members
The Joint Board consists of between three and twelve members as determined by the board’s Chairman or a greater number as determined by our shareholders at a General Meeting.
The Joint Board consists of all members of the Supervisory Board, the Chief Executive Officer and, if the Chairman of the Supervisory Board decides, one or more other members of the Managing Board, to be designated by the Chairman of the Supervisory Board, provided that the number of members of the Managing Board on the Joint Board is never greater than the number of members of the Supervisory Board.
The Joint Board currently includes all of the members of the Supervisory Board as well as the Chairman of the Managing Board, ie the CEO.
The Joint Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. In our case, this person also chairs the Supervisory Board. The Joint Board is currently chaired by Ms Hellicar.
Our Joint Board structure and composition is consistent with ASX Corporate Governance Council Recommendations 1.1, 2.1, 2.2 and 2.3.

Responsibilities
The Joint Board is responsible for overseeing the general course of affairs of James Hardie, approving the strategy set by the Managing Board, and monitoring Company performance. To this end, we adopt a three-year business plan and a 12-month operating plan. Our financial results and performance are closely monitored against these plans.
Our Joint Board also seeks to ensure that we have in place effective external disclosure policies and procedures so that our shareholders and the financial markets are fully-informed on all material matters that might influence the share price.
The core responsibility of members of the Joint Board is to exercise their business judgment in the best interests of the Company and its shareholders. Members of the Joint Board must fulfil their fiduciary duties to shareholders in compliance with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the Company’s affairs.
In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Joint Board Committees and individual directors may seek independent professional advice at the Company’s expense for the purposes of the proper performance of their duties.
The responsibilities of the Joint Board are consistent with ASX Corporate Governance Council Recommendation 1.1.
Processes
The Joint Board generally holds at least four meetings per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the Company’s offices in the Netherlands, but may in exceptional circumstances be held elsewhere. In addition, meetings may also be held by telephone or video-conference provided that all participants can hear each other simultaneously. The vast majority of the Joint Board meetings shall physically be held in the Netherlands.
Each Joint Board meeting includes an executive session without any members of our management present. The Joint Board has an annual program of visiting our facilities and spending time with line management, customers and suppliers to assist directors to better understand our businesses and the markets in which we operate.
Directors Qualifications
Our directors possess qualifications, experience and expertise which will assist the board in fulfilling its responsibilities, and assist the Company to achieve future growth. The skills, experience and relevant expertise of each director, and his or her term of appointment, is summarised starting on page 25 of the Report of the Supervisory Board and also appears on the Investor Relations area of our website (www.jameshardie.com)
Directors are required to be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings.
The responsibilities of directors and our expectations of them are set out in a letter at the time the director is appointed, and are consistent with ASX Corporate Governance Council Recommendation 1.1.
Independence
All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.

In determining the independence of directors in accordance with applicable listing standards, and whether a director has a material relationship with the Company or another party that might impair his or her independence, the Joint Board considers all relevant facts and circumstances.
The Joint Board may determine that a director is independent even if there is a material relationship. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director’s decisions in relation to the company.
The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, having regard to the accounting standards’ approach to materiality.
The Joint Board has a policy that a majority of its members and the Chairman must be independent unless a greater members are required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, the Remuneration Committee and the Audit Committee, a director’s independence is determined by the board in accordance with the rules and regulations of the applicable exchange or regulatory body.
In addition, the office of Chairman of the Joint Board and Chief Executive Officer cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.
This is consistent with ASX Corporate Governance Council Recommendation 2.3, the CEO and Chairman shall not be the same person.
The Joint Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of the Company or its shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to our long-term growth and prosperity. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and our needs.
Our criteria for determining the independence of directors is consistent with the definition of “independence” set out in ASX Corporate Governance Council Recommendation 2.1. Our Chairman is independent – ASX Corporate Governance Council Recommendation 2.2.
The Joint Board has considered the issue of the independence of our directors and determined that each of the members of the Joint Board is independent, other than Mr Gries. Mr Gries is the Company’s Chief Executive Officer and as such is not independent.
Under the NYSE listing standards applicable to US companies, Mr Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr Loudon is not independent under the NYSE rules, the board of directors has resolved to have him continue to serve on the Audit Committee and the Remuneration Committee.
Two additional ways in which our corporate governance practices significantly differ from those followed by US domestic companies under NYSE listing standards should be noted. First, in the US, it is the audit committee of a board of directors that is required to be solely responsible for, among other matters, appointing a company’s independent auditor. However, in accordance with Dutch law, our shareholders are required to appoint our independent auditor. In addition, the NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee), and a nominating committee composed entirely of independent directors. In our case, the charters of the committees of our board of directors only require that we have a majority of independent directors on such committees, unless a higher number is mandatory.
Directors’ shareholdings are disclosed elsewhere under Share Ownership in the Directors’ Report and are not considered to detract from their independence.

All of the independent directors have:
•	undertaken to advise the Joint Board of any change in their circumstances that could affect their independence; and

•	completed a comprehensive questionnaire that confirms their independence.
The details provided above, and elsewhere in this report, are consistent with ASX Corporate Governance Council Recommendation 2.5.
Director Orientation
We have an orientation procedure for new directors. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for the fulfilment of the directors’ duties.
Typically, a new director will undergo an extensive orientation that includes:
•	visits to our facilities, meetings with management and customers;

•	reviews of financial position, strategy, operating performance and risk management;

•	a review of his or her rights, duties and responsibilities; and

•	a discussion of the role of Joint Board Committees.
We also have induction and orientation programs for executives and employees that are tailored according to seniority and position.
We encourage our directors to participate in continuing education programs to assist them in performing their responsibilities.
Remuneration
Under our Articles of Association, the salary, the bonus (if any) and the other terms and conditions of employment of the members of the Managing Board are determined by the Joint Board. Under an amendment to the Dutch Civil Code which came into force on 1 October 2004, the salary and bonus of members of the Managing Board must be determined within the scope and the limits of a Remuneration Policy.
A Remuneration Policy for the members of the Managing Board has been developed by the Supervisory and Joint Boards and will be submitted to our shareholders for adoption at the next General Meeting. Furthermore, arrangements for the remuneration of the members of the Managing Board in the form of shares or CUFSs, or rights to acquire shares or CUFSs, in James Hardie’s share capital will be subject to the approval of shareholders at the 2005 General Meeting.
Under our Articles of Association, the Joint Board determines the remuneration of the members of the Supervisory Board, provided that the total amount does not exceed a maximum sum approved by shareholders at the General Meeting. Under the amendment to the Dutch Civil Code, the total remuneration of the members of the Supervisory Board will always be determined by shareholders.
Indemnification
Our Articles of Association generally provide that we will indemnify any person who is or was a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of such person’s duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Management Succession
The Joint Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.
Board Committees
Our Joint Board has three committees: the Audit Committee; the Nominating and Governance Committee; and the Remuneration Committee. In addition, a fourth committee, known as the Special Committee, operated between 19 July 2004 and 31 March 2005.
Following the Corporate Governance review and changes proposed to the Articles of Association, the board committee structure is being revised and it is anticipated that the Supervisory Board instead of the Joint Board will have three committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.
Audit Committee
Following our recent corporate governance review, changes were made to update and expand our Audit Committee Charter. The key aspects of the charter, as amended, at the date of this annual report are set out below.
Members and Independence
The Audit Committee contains at least three members of the Board, appointed by the Board. The majority of the members of the Audit Committee must be independent. If the rules and regulations of the ASX, the NYSE or any other applicable regulatory body mandatorily require more members of the Audit Committee to be independent, then the number of members of the Audit Committee required by the rules to be independent must be independent. For purposes of complying with any applicable independence requirements, a director’s independence is determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
All members must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee, as determined by the Board. At least one member must have accounting or related financial management expertise, as determined by the Board. In addition, at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Board in accordance with US Securities and Exchange Commission rules.
The Board appoints one member of the Audit Committee as its Chairman. The Chairman must be independent and is primarily responsible for the proper functioning of the Audit Committee. The Chairman acts as spokesman of the Audit Committee and is the main contact for the Board. The Chairman of the Audit Committee must not be the current Chairman of the Board or a former member of the Managing Board.
Currently, the members of the Audit Committee are Mr Brown (Chairman), Mr Loudon, Mr Gillfillan, Mr Clark and Ms Hellicar.
Under the NYSE listing standards applicable to US companies, Mr Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr Loudon is not independent under the NYSE rules, the Board has resolved to have him continue to serve on the Audit Committee.
Purpose, Duties and Responsibilities
The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling the Board’s responsibilities relating to: the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the External Auditor’s qualifications and independence; the Company’s internal controls; oversight of risk assessment and management; the performance of the Company’s internal audit function and the External Auditor; and such other matters as the Board may request from time to time.

Standards and Quality: The Audit Committee oversees the adequacy and effectiveness of the Company’s accounting and financial policies and controls, including periodic discussions with management, internal auditors and the External Auditor, and seeks assurance of compliance with relevant regulatory and statutory requirements.
Financial Reports: The Audit Committee oversees the Company’s financial reporting process and reports on the results of its activities to the Board. Specifically, the Audit Committee reviews with management and the External Auditor the Company’s annual and quarterly financial statements and reports to shareholders, seeking assurance that the External Auditor is satisfied with the disclosures and content of the financial statements, and recommends their adoption to the Board. The Chairman of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews. In overseeing the financial reporting process, the Audit Committee:
•	Oversees the submission of financial information by the Company (including information relating to the Company’s choice of accounting policies, the application and assessment of the effects of new relevant legislation, and information on the treatment of estimated entries in the annual accounts).

•	Meets to review and discuss with management and the External Auditor the annual audited and quarterly financial statements of the Company, including: (i) an analysis of the External Auditor’s judgment as to the quality of the Company’s accounting principles, including significant financial reporting issues and judgments made in connection with the preparation of the financial statements; (ii) the Company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including accounting policies that may be regarded as critical; and (iii) major issues regarding the Company’s accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles and financial statement presentations.

•	Assesses whether the external reporting is consistent with the members of the Audit Committee’s information and knowledge and is adequate for shareholder needs.

•	Reviews and discusses corporate policies with respect to earnings press releases, as well as financial information and earnings guidance, if any, provided to analysts and ratings agencies.
Risk Assessment and Management: The Audit Committee reviews, monitors and discusses the Company’s policies and procedures with respect to:
a.	the identification of strategic, operational and financial risks;

b.	the establishment of effective systems to monitor, assess, prioritise, mitigate and manage risk; and

c.	reporting systems for monitoring compliance with risk policies.
External Audit: The Audit Committee has general oversight of the appointment and provision of all external audit services to the Company. Specifically, the Audit Committee:
•	Is responsible, in its capacity as a committee of the Board, for the selection, retention, compensation, and general oversight of the work of the External Auditor. Accordingly, it recommends the appointment and, as appropriate, the termination of the External Auditor to the General Meeting of shareholders. The External Auditor reports directly to the Audit Committee. At least every four years, the Audit Committee shall, together with the Managing Board, thoroughly assess the functioning of the External Auditor in the various entities and capacities in which the External Auditor operates. The main conclusions of the assessment are notified to the General Meeting, accompanied by, if appropriate, a proposal for the replacement of the External Auditor and appointment of a new External Auditor.

•	Reviews all audit reports provided to the Company by the External Auditor.

•	Obtains and reviews, at least annually, a report by the External Auditor describing: (i) the External Auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years relating to one or more independent audits carried out by the External Auditors, as well as any steps taken by the External Auditor to deal with any such issues; and (iii) all relationships between the External Auditor and the Company.

•	Approves in advance all audit services to be provided by the External Auditor.

•	Establishes policies and procedures for the engagement of the External Auditor to provide permissible non-audit services, which shall include pre-approval of all permissible non-audit services to be provided by the External Auditor, and determines the involvement of the External Auditor in respect of the contents and publication of financial reporting by the Company other than the annual accounts.

•	Considers, at least annually, the independence of the External Auditor, including whether the External Auditor’s performance of permissible non-audit services is compatible with the auditor’s independence, and obtains and reviews a report by the External Auditor describing any relationships between the External Auditor and the Company or any other relationships that may adversely affect the independence of the External Auditor. At least once a year, the Audit Committee shall, together with the Managing Board, report to the Board on the developments concerning the relationship with the External Auditor, in particular its independence. The report shall address issues including the adequacy of the rotation of the partners within the External Auditor firm, and the appropriateness of any non-audit services provided by the External Auditor. Ongoing retention of the External Auditor will take into account the outcome of this report.

•	Oversees the compliance with recommendations and observations of the External Auditor.

•	Reviews and discusses with the External Auditor: (i) the scope of the audit, the results of the audit, any irregularities in respect of the content of the financial reporting, and any difficulties the External Auditor encountered in the course of its audit work, including management’s response, any restrictions on the scope of the External Auditor’s activities or on access to requested information, and any significant disagreements with management; and (ii) any reports of the External Auditor with respect to interim periods.

•	Establishes policies for the hiring of employees and former employees of the External Auditor.
Internal Audit: The Audit Committee oversees the Company’s internal audit function, and approves the appointment and termination of all providers of internal audit services, both internal and external (including the Company’s internal audit director from time to time). The Audit Committee approves, and can direct, the plan of action for internal audit services, takes note of internal audit findings and recommendations, supervises compliance with the plan and recommendations, and assesses the performance of the internal audit function. Specifically, the Audit Committee:
•	Discusses with the internal auditors the overall scope and plans for its audit activities.

•	Reviews and approves the annual internal audit plan and the related budget and work program.

•	Reviews all internal audit reports.

•	Oversees the implementation of corrective actions by management personnel.
In addition, the Audit Committee meets separately and periodically with all providers of internal audit services, at either the committee’s or the internal auditor’s request, and reviews and discusses the scope and results of the internal audit program. At least annually, the Audit Committee assesses the performance and objectivity of the internal audit function, including review of the internal audit program and co-ordination between internal and external auditors, and the need for any changes.
Internal Controls: The Audit Committee reviews and discusses the adequacy and effectiveness of the Company’s internal compliance and control systems as well as and the effectiveness of their implementation, including any significant deficiencies in internal controls and significant changes in such controls.
Disclosure Controls and Procedures: The Audit Committee reviews and discusses the adequacy and effectiveness of the Company’s disclosure controls and procedures and management reports thereon.
Complaints: The Audit Committee establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding questionable accounting and auditing matters.

Meetings
The Audit Committee meets as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places, and with such invitees, as the Audit Committee determines. A quorum for a meeting of the Audit Committee is a majority of its members. Resolutions of the Audit Committee are adopted by a majority of votes cast. The Audit Committee keeps minutes of meetings and records of resolutions passed, and these are included in the papers for the next Board meeting after each meeting of the Audit Committee. The Audit Committee reports regularly to the Board about its meetings and activities.
Communications
The Audit Committee maintains free and open communications with the External Auditor, the internal auditors and management. The committee periodically meets with the External Auditor without representatives of management to discuss the adequacy of the Company’s disclosures and policies and to satisfy itself regarding the External Auditor’s independence from management. The External Auditor may communicate with the Audit Committee or its Chairman at any time.
Access and Advisors
In exercising its oversight role, the Audit Committee may investigate any matter brought to its attention, and for this purpose has full access to the Company’s records, personnel and any required external support. The Audit Committee has the authority to retain, at the Company’s expense, the External Auditor and such other outside counsel, accountants, experts and advisors as it determines appropriate to assist the Audit Committee in the performance of its functions. The Company will also provide funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.
Standards
The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the Company’s financial reporting and practices.
Charter
The Audit Committee reviews and assesses the adequacy of its charter at least annually, and recommends any changes it considers appropriate to the Board.
Annual Review
The Audit Committee conducts an annual performance review of the Audit Committee and reports its findings to the Board.
Conflicts of Interest
The Audit Committee oversees the Company’s compliance programs with respect to legal and regulatory requirements and the Company’s code of ethics policies, including reviewing related party transactions and other conflict of interest issues as they arise.
Reporting
In addition to providing the Board with a report and minutes of each of its meetings, the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the External Auditor, or the performance of the internal audit function.
Special Reviews
The Audit Committee may undertake other special duties as requested by the Board.
We have an Audit Committee (ASX Corporate Governance Council Recommendation 4.2); its structure is consistent with ASX Corporate Governance Council Recommendation 4.3; it has a charter (ASX Corporate Governance Council Recommendation 4.4) and we have provided the information indicated in the Guide to Reporting (ASX Corporate Governance Council Recommendation 4.5).
Our Audit Committee Charter, as amended, is available on our Investor Relations website at www.jameshardie.com

The Auditor Attends the Annual Information Meeting
Our external auditor attends the Annual Information Meeting, consistent with ASX Corporate Governance Council Recommendation 6.2.
Certifying Financial Reports
Under United States law, the Chief Executive Officer and Chief Financial Officer certify that our accounts are a fair presentation of our financial condition and results in accordance with US law. Similarly, the CEO and CFO provide a sign-off in accordance with US requirements.
This is an appropriate certification and sign-off with regard to the laws governing the accounts of the Company and is also an appropriate certification and sign-off in relation to our accounts for the purposes of ASX Corporate Governance Council Recommendations 4.1 and 7.2.
Nominating and Governance Committee
Our Nominating and Governance Committee was formed in 2002 and operates in accordance with ASX Corporate Governance Council Recommendation 2.4. Following our recent corporate governance review, changes were made to update and expand our Nominating and Governance Committee Charter. The key aspects of the charter, as amended, at the date of this annual report are set out below.
Members and Independence
The Nominating and Governance Committee consists of at least three members of the Supervisory Board, who are appointed by the Board.
The majority of the members of the committee must be independent unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, a director’s independence is determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
The Joint Board appoints one member of the committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Board.
Currently, the members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Cameron, Mr Clark and Ms Hellicar.
Purpose, Duties and Responsibilities
The purpose of the committee is to identify individuals qualified to become members of the Managing Board or Board; recommend to the Board candidates for the Managing Board or Board (to be appointed by shareholders); recommend to the Board a set of corporate governance principles; and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the committee are to:
•	Develop criteria for identifying and evaluating candidates for the Managing Board and the Board. These criteria include a candidate’s business experience and skills, independence, judgment, integrity, ability to commit sufficient time and attention to the activities of the Managing Board and Board, as well as the absence of any potential conflicts with the Company’s interests. In applying these criteria, the committee considers the needs of the Managing Board and the Board as a whole and seeks to achieve a diversity of occupational and personal backgrounds on the Board.

•	Identify and review the qualifications of, and recruit candidates for, the Managing Board and the Board.

•	Assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.

•	Establish a procedure for the consideration of candidates for the Managing Board and the Board recommended by the Company’s stockholders.

•	Recommend to the Board candidates for election or re-election to the Managing Board and the Board, all to be elected by shareholders at a General Meeting.

•	Recommend to the Board candidates to be appointed by the Board as necessary to fill vacancies and newly created directorships and make recommendations for the removal of directors.

•	Develop and recommend to the Board a set of corporate governance principles and review and recommend changes to these principles, as necessary.

•	Make recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.

•	Recommend to the Board candidates for appointment to board committees and consider periodically rotating directors among the committees.

•	Review and recommend to the Board retirement and other tenure policies for directors.

•	Review directorships in other public companies held by or offered to directors and senior officers of the Company.

•	Review and assess the channels through which the Board receives information, and the quality and timeliness of information received.

•	Review the Company’s succession plans relating to the CEO and other senior officers.

•	Periodically evaluate the functioning of the individual members of the Managing Board and the Board and report the results of the evaluation to the Board.

•	Periodically evaluate the scope and composition of the Managing Board and the Board, and propose the profile of the Board.

•	Supervise the policy of the Managing Board in relation to the selection and appointment criteria for senior management.

•	Annually evaluate the performance of the committee and the adequacy of the committee’s charter.

•	Perform such other duties and responsibilities as are consistent with the purpose of the committee and as the Board or the committee deems appropriate.
Outside Advisors
The committee has the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions, including sole authority to retain and terminate any search firm used to identify director candidates, and to approve the search firm’s fees and other retention terms.
Meetings
The committee meets as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places as the committee determines. A quorum for a meeting of the committee is a majority of its members. Resolutions of the committee are adopted by a majority of votes cast. The committee reports regularly to the full Board with respect to its meetings.
Report
The committee prepares a report of its deliberations and findings and provides the Board with the report at the first meeting of the Board directly following the meeting of the committee and in any event no less frequently than annually.
Our Nominating and Governance Committee Charter, as amended, is available from the Investor Relations area of our website at www.jameshardie.com
The structure and responsibilities of the Nominating and Governance Committee are consistent with ASX Corporate Governance Council Recommendation 2.4; it provides the information indicated, consistent with ASX Corporate Governance Council Recommendation 2.5.
Remuneration Committee
Following our recent corporate governance review, changes were made to update and expand our Remuneration Committee Charter. The key aspects of the charter, as amended, are set out below.
Members and Independence
The Remuneration Committee consists of at least three members of the Supervisory Board, who are appointed by the Board.

The majority of the members of the Remuneration Committee must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors to serve on the Remuneration Committee, a director’s independence shall be determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
Additionally, members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code.
The Board appoints one member of the Remuneration Committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Board. The Chair of the Remuneration Committee may not be the current Chairman of the Board or a former member of the Managing Board.
Currently, the members of the Remuneration Committee are Mr Barr (Chairman), Mr Loudon and Ms Hellicar.
Under the NYSE listing standards applicable to US companies, Mr Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr Loudon is not independent under the NYSE rules, the board of directors has resolved to have him continue to serve on the Remuneration Committee.
Purpose, Duties, and Responsibilities
The purpose of the Remuneration Committee is to discharge the responsibilities of the Board relating to remuneration of the Company’s senior executives and non-executive directors and to further advise the Board on the Company’s remuneration policies and practices. The duties and responsibilities of the Remuneration Committee are to:
•	Oversee the Company’s overall remuneration structure, policies and programs, assess whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approve any significant changes in the Company’s remuneration structure, policies and programs.

•	Administer and make recommendations to the Board with respect to the Company’s incentive-compensation and equity-based remuneration plans, including the Company’s 2001 Equity Incentive Plan.

•	Review the remuneration of directors, for service on the Board and the Board committees and recommend changes in remuneration to the Board.

•	Prepare a proposal for the Board concerning the remuneration policy for the members of the Managing Board to be put to a General Meeting.

•	Review and make recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

•	Prepare a proposal concerning the individual remuneration of the members of the Managing Board to be put to the Board, including: (i) the remuneration structure; and (ii) the amount of fixed remuneration, shares and/or options and/or other variable remuneration components, pension rights, severance pay and other forms of remuneration to be awarded, as well as the related performance criteria.

•	Review and approve corporate goals and objectives relevant to the remuneration of the members of the Managing Board, evaluate the performance of the members of the Managing Board in light of those goals and objectives, and recommend to the Board the remuneration of the members of the Managing Board.

•	Prepare the remuneration report on the remuneration policies for the Managing Board to be put to the Board for adoption. The remuneration report comprises a report on the way in which the remuneration policy was implemented in the most recent financial year as well as an outline of the remuneration policy that will be implemented in the following years. At a minimum, the outline must contain the information as referred to in best practice provision II.2.10 of the Dutch Corporate Governance Code. The remuneration report shall be posted on the Company’s website.

•	Make recommendations regarding the remuneration of the Company’s other senior executives.

•	Approve stock option and other stock incentive awards for senior executives.

•	Review and approve the design of incentive schemes and other benefit plans pertaining to senior executives.

•	Review and recommend employment agreements and severance arrangements for senior executives, including change-in-control provisions, plans or agreements.

•	Approve, amend or modify the terms of any remuneration or benefit plan that does not require shareholder approval.

•	Annually evaluate the performance of the Remuneration Committee and the adequacy of this charter.

•	Perform such other duties and responsibilities as are consistent with the purpose of the Remuneration Committee and as the Board or the Remuneration Committee deems appropriate.
Sub-committees
The Remuneration Committee may delegate any of the foregoing duties and responsibilities to a sub-committee of the Remuneration Committee consisting of not less than two members of the committee.
Outside Advisors
The Remuneration Committee will have the sole authority to retain, at the expense of the Company, such outside counsel, experts, remuneration consultants and other advisors as it determines appropriate to assist it in the full performance of its functions.
Meetings
The Remuneration Committee will meet as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places as the Remuneration Committee determines. A quorum for a meeting of the Remuneration Committee is a majority of its members. Resolutions of the Remuneration Committee are adopted by a majority of votes cast. The Remuneration Committee will report regularly to the Board with respect to its meetings and activities.
Report
The Remuneration Committee prepares a report of its deliberations and findings and provides the Board with the report at its first meeting directly following the meeting of the Remuneration Committee and, in any event, no less frequently than annually.
Further information on remuneration matters is also set out in the Directors’ Report on pages 63 – 78.
Our Remuneration Committee Charter, as amended, is available from the Investor Relations area of our website at www.jameshardie.com
As part of the Directors’ Report we have also included a Remuneration Report which provides disclosure about the Company’s Remuneration policies.
The establishment of a Remuneration Committee is consistent with ASX Corporate Governance Council Recommendation 9.2. The structure and disclosure of our remuneration arrangements is consistent with ASX Corporate Governance Council Recommendations 9.1, 9.3, 9.4 and 9.5.
Special Committee
In July 2004, the Board established a committee of the Board to oversee our participation in the SCI’s investigation into the Foundation. The Special Committee was wound-up on 31 March 2005. Ms Hellicar (Chairman), Mr McGauchie and Mr Gillfillan served on the Special Committee. Its responsibilities included:
•	Reviewing the SCI’s report, which was delivered to the NSW Government on 21 September 2004, and recommending to the Joint Board appropriate actions in response to its findings; and

•	Overseeing any developments with respect to or discussion of arrangements as to the SCI’s findings and taking any recommendations to the Joint Board and, ultimately, to our shareholders for approval.

Policies and Programs
We have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:
•	Risk Management

•	Business Conduct and Ethics

•	Ethics Hotline (Whistleblower)

•	Continuous Disclosure and Market Communication

•	Insider Trading
Risk Management
The Joint Board, together with the Audit Committee, is responsible for satisfying itself that our risk management systems are effective and, in particular, for ensuring that:
•	the principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
In addition to maintaining appropriate insurance and other risk management measures, the Company has taken the following steps to address identified risks. It has:
•	established policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issued and revised standards and procedures in relation to environmental and health and safety matters;

•	implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and

•	issued procedures requiring that significant capital and recurring expenditure is approved at an appropriate level of management or by the Joint Board.
The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the Company’s risk management systems. The internal and external audit functions are separate from and independent of each other.
The above risks are also addressed in our Code of Business Conduct and Ethics which applies to all employees and directors, and monitored through regular reports to the Joint Board. Where appropriate, members of the management team and independent advisers also make presentations to the Joint Board and to the Audit Committee during the year.
We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control system.
In accordance with Best Practice Provision II.1.4 of the Dutch Corporate Governance Code, our Managing Board has assessed our internal risk management and control systems. Based on the Managing Board’s most recent assessment, the Managing Board believes that our internal risk management and control systems provide a reasonable level of assurance that they are adequate and that they have operated effectively in fiscal year 2005. Consequently, the Managing Board has concluded that we are in compliance with the requirements of Best Practice Provision II:1.4 of the Dutch Corporate Governance Code.
Notwithstanding the foregoing, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.
These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Our analysis of our internal risk management and control systems for purposes of the Dutch Corporate Governance Code is different from the report that we will be required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires, among other things, that companies include a management report on a Company’s internal control over financial reporting that is accompanied by a separate auditor’s report on management’s assessment. For foreign private issuers, including James Hardie, the deadline for complying with the requirements of Section 404 has been extended to the first fiscal year ending on or after 15 July 2006 or, in James Hardie’s case, 31 March 2007. Accordingly, our Section 404 report will appear in our Annual Report on Form 20-F for the fiscal year ending 31 March 2007.
Our risk management procedures are consistent with ASX Corporate Governance Council Recommendations 7.1, 7.2 and 7.3.
Business Conduct and Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour.
We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees, including our senior executives and directors.
Specific action, including training and education, has been taken to ensure that employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and SEC disclosure, and corrupt practices.
Ethics Hotline (Whistleblower)
Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has developed and is progressively implementing telephone Ethics Hotlines to allow employees in each jurisdiction in which we operate to anonymously report any concerns.
The Ethics Hotline will be introduced progressively in James Hardie’s operations in the Netherlands, the United States and Australia before 31 July 2005. The policy has been customised to take into account the CLERP 9 requirements to protect the privacy of individuals who use the service, in line with Australian standards.
Our Code of Business Conduct and Ethics also covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders.
Our Code of Business Conduct and Ethics, as amended, is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com
Our actions, outlined above, to promote ethical and responsible decision-making are consistent with ASX Corporate Governance Council Recommendations 3.1, 3.2, 3.3 and 10.1.

Our Code of Business Conduct and Ethics is consistent with ASX Corporate Governance Council Recommendation 10.1.
Continuous Disclosure and Market Communication
We comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and the Netherlands (AFM).
Disclosure
We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand James Hardie’s strategies, assess the quality of its management, and examine its financial position and the strength of its growth prospects.
The policy is also designed to ensure that James Hardie satisfies its legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as its obligations in the United States where the Company is traded on the NYSE, and in the Netherlands.
Communication
We are committed to communicating effectively with our investors. Our investor relations program includes:
•	management briefings and presentations to accompany quarterly results, which are accessible on a live webcast and teleconference;

•	audio webcasts of other management briefings and view webcasts of the shareholder information meeting;

•	a comprehensive Investor Relations website that displays all Company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and roadshow presentations;

•	Australian and United States site visits and briefings on strategy for investment analysts;

•	a quarterly newsletter available to shareholders and other interested parties;

•	an e-mail alert service to advise investors and other interested parties of announcements and other events; and

•	equality of access for shareholders, investment analysts and the media to briefings, presentations and meetings.
Shareholders’ Participation
We encourage our shareholders to exercise their rights at our General Meeting. While the Company’s General Meetings take place in the Netherlands, we conduct Information Meetings in Australia to enable CUFS holders to attend a meeting together to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in the Netherlands.
We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the meeting. We implemented this process to make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders can also ask questions from the floor during the Information Meeting.
For the benefit of holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast then remains on the Company’s website so it can be replayed later if required.
Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend the General Meeting either in person or by proxy; to address shareholder meetings; and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association.

We set a registration date for the exercise of the voting rights at a General Meeting. Shareholders and CUFSs holders registered at this date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares. This date is published in advance of every General Meeting. Shareholders who are entitled to attend a General Meeting may be represented by proxies.
Unless otherwise required by our Articles of Association or Dutch law, resolutions of the General Meeting will be validly adopted by an absolute majority of the votes cast at a meeting at which at least 5% of our issued share capital is present or represented.
Explanatory notes to the Notice of Meeting inform shareholders of all facts and circumstances relevant to the proposed resolutions. The explanatory notes are sent to shareholders and made available on our Investor Relations website at www.jameshardie.com
Our Continuous Disclosure and Market Communication Policy is consistent with ASX Corporate Governance Council Recommendation 5.1.
Our communication strategies are consistent with ASX Corporate Governance Council Recommendation 6.1.
Our Continuous Disclosure and Market Communication Policy is available in the Investor Relations area of our website at www.jameshardie.com
Insider Trading
Directors and senior executives are subject to our Insider Trading Policy and rules.
Directors and senior executives, among others, must notify the designated compliance officer, currently our General Counsel, before buying or selling our shares. James Hardie shares may only be bought or sold by employees, including senior executives and directors, within four weeks beginning two days after the announcement of quarterly or full year results.
The Joint Board recognises that it is the individual responsibility of each director and employee of James Hardie to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the Joint Board in no way implies Joint Board approval of any transaction. Our Insider Trading Policy is available in the Investor Relations area of our website at www.jameshardie.com
Our Insider Trading Policy and rules are consistent with ASX Corporate Governance Council Recommendation 3.2.
Discussion of Dutch Corporate Governance Codes and Requirements
Compliance with the Dutch Corporate Governance Code
James Hardie’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board and they are accountable for this to shareholders at the General Meeting.
Not applying a specific best practice provision is not in itself considered objectionable by the Code, and may well be justified because of particular circumstances relevant to James Hardie. In accordance with the requirements of Dutch law, we describe below instances where James Hardie does not (yet) fully comply with the letter of a principle or best practice provision in the Code applying to the Managing Board or the Supervisory Board. To the extent we do not apply such principles and best practice provisions, or do not intend to apply these in the current or the subsequent financial year, we state the reasons.

Managing Board
On the basis of article 14.2 of James Hardie’s Articles of Association, a member of the Managing Board will be appointed for a maximum term of three years, except for the Chief Executive Officer. Pursuant to Best Practice Provision II.1.1 of the Code, a member of the Managing Board shall be appointed for a maximum term of four years. On 22 October 2004, Mr Gries was appointed by the Joint Board as interim member of the Managing Board with the title Chief Executive Officer. Mr Gries will be nominated for appointment as Member of the Managing Board at the next Annual General Meeting for a term to coincide with his tenure as CEO. We believe that not setting a limitation for the appointment of our Chief Executive Officer is conducive to the continuity of our management.
With regard to the Best Practice provisions of the Code dealing with the Managing Board’s remuneration:
1.	The Principle preceding Best Practice Provision II.2.9 provides that the remuneration of members of the Managing Board shall be resolved within the scope of the Remuneration Policy adopted by the General Meeting. Our remuneration policies and practices are well documented in the Directors’ Report starting on page 7 and our Supervisory Board has recently adopted a Remuneration Policy for members of the Managing Board. This policy will be presented to shareholders for adoption at the 2005 General Meeting.

2.	The Principle preceding Best Practice Provision II.2.9 also provides that schemes whereby members of the Managing Board are remunerated in the form of shares or rights to acquire shares shall be submitted to the General Meeting for approval. A 2005 Managing Director Transitional Stock Option Plan will be presented at the 2005 General Meeting of Shareholders for approval.

3.	Best Practice Provision II.2.6 provides that neither the exercise price nor the other conditions regarding options granted to members of the Managing Board be modified during the term of the options, except as prompted by structural changes relating to shares or the Company in accordance with established market practice. James Hardie may modify the term of the options as specified in the 2005 Managing Director Transitional Stock Option Plan or employment agreement with a member of the Managing Board upon the departure of the employee.
Best Practice Provision II.2.7. provides that a severance payment to a member of the Managing Board shall not exceed one time the amount of the fixed salary. At the time of the resignation of Mr Macdonald as Chief Executive Officer and member of the Managing Board, we agreed to pay him a higher amount, based on his employment contract (entered into before the new Dutch Code came into effect). In contracts with members of the Managing Board, the severance payments are agreed upon on an individual basis, taking into account home country practice and the member of the Managing Board’s specific situation, provided that a severance payment can not exceed the limits set out in the Corporations Act (2001) unless approved by shareholders at a General Meeting.
Best Practice Provision II.2.8. provides that a company shall not grant loans to members of the Managing Board. We had granted a loan to Mr Macdonald which was settled at the time of his resignation.
Supervisory Board
Best Practice Provision III.1.1 provides that the Supervisory Board adopts a Supervisory Board Charter. Subsequent to the end of fiscal year 2005, the Supervisory Board adopted a Supervisory Board Charter which will become effective once amendments to the Articles of Association are approved at the 2005 General Meeting. The Supervisory Board Charter will then be put on the Investor Relations area of our website at www.jameshardie.com.
Best Practice Provision III.3.1 provides that the Supervisory Board adopts a profile of its size and composition. Subsequent to the end of fiscal year 2005, the Supervisory Board has prepared a Supervisory Board profile that satisfies the recommendations of the Code. The profile is available on the Investor Relations area of our website at www.jameshardie.com.

Best Practice Provision III.3.6 provides that the Supervisory Board draws up a retirement schedule. The dates of re-election of the members of the Supervisory Board are available in the Investor Relations area of our website and, subsequent to the end of fiscal year 2005, the Supervisory Board has prepared a Supervisory Board retirement schedule that satisfies the recommendations of the Code. The schedule is available on the Investor Relations area of our website www.jameshardie.com.
Principle III.5 provides that if the Supervisory Board comprises more than four members, it shall appoint from among its members an audit committee, a remuneration committee and a selection and appointment committee. James Hardie has established an Audit Committee, Nominating and Governance Committee and Remuneration Committee which currently all operate as committees of the Joint Board instead of the Supervisory Board, although all committee members are only Supervisory Board members. Following approval by shareholders of amendments to our Articles of Association, these committees will become committees of the Supervisory Board.
Best Practice Provision III.5.1 provides that charters for each of the committees of the Supervisory Board shall be adopted by the Supervisory Board. While James Hardie had charters for each of the Audit Committee, Nominating and Governance Committee and the Remuneration Committee throughout fiscal year 2005, these charters were subsequently updated to reflect the Code’s requirements with regards to the responsibilities of each of the committees. The revised charters are available on the Investor Relations area of our website www.jameshardie.com.
Best Practice Provision III.6.5 provides that the Supervisory Board Charter should include provisions on dealing with conflicts of interests between James Hardie and the members of the Managing Board or Supervisory Board. Articles 16 and 24 of James Hardie’s Articles of Association deal with potential conflicts of interest between members of the Managing and Supervisory Board. Subsequent to the end of fiscal year 2005, the Supervisory Board finalised a Supervisory Board Charter which includes the requirements relating to conflicts of interest as recommended by the Code.
Best Practice Provision III.7.1 provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Currently, on the basis of James Hardie’s Supervisory Board Share Plan, members of the Supervisory Board are obliged to receive a minimum of US$10,000 of their annual remuneration in the form of shares with the option to use a larger part of their annual remuneration to buy shares. It is intended to continue, and indeed enhance, this practice, which assists in aligning directors’ interests with those of shareholders.
Limitations on Right to Hold Our Shares
Subject to certain exceptions, our Articles of Association prohibit the holding of shares if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADRs) in such shares:
•	the number of shares in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above 20% and below 90% of our issued and outstanding share capital; or

•	the voting rights which any person, directly or indirectly, is entitled to exercise at a General Meeting increase from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the total number of such voting rights which may be exercised by any person at a General Meeting. The purpose of this prohibition is to ensure that the principles which underpin the Australian Corporations Act 2001 takeover regime are complied with in a change of control, namely that:

•	the acquisition of control over James Hardie takes place in an efficient, competitive and informed market;

•	the holders of the shares or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in James Hardie, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal; and

•	as far as practicable, the holders of shares or CUFS inter alia all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in James Hardie. The Articles of Association include certain exceptions to this prohibition.

The Supervisory Board may cause James Hardie to exercise these powers if James Hardie has first obtained a judgment from a court of competent jurisdiction that a breach of the prohibition has occurred and is continuing. Alternatively, these powers may also be exercised without having recourse to the courts if certain procedures in relation to obtaining legal advice are followed. Our right to exercise these powers by complying with these procedures must be renewed by shareholder approval every five years or such powers will lapse. If renewed, confirmation of this renewal must be made by lodgement of a declaration by the Joint Board with the relevant authority in accordance with Dutch law.
Although these provisions may help to ensure that no person may acquire voting control of James Hardie without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of James Hardie.
Updated Information
We have a dedicated section on corporate governance as part of our Investor Relations area of our website at www.jameshardie.com
Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
31 March 2005 — Annual report of the directors
Amsterdam
18 July 2005

Board of Directors,

Supervisory Board
M Hellicar	M R Brown

M J Gillfillan	J Loudon

G Clark	D G McGauchie

P S Cameron	J D Barr

Managing Board
L Gries	B Butterfield

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Consolidated Balance Sheet as at 31 March 2005
(before proposed appropriation of result)

			31 March
(Millions of US dollars)	Notes		2005		2004

Assets

Fixed Assets
Intangible fixed assets	4.1	2.8		2.8
Tangible fixed assets	4.2	685.7		567.1
Financial fixed assets	4.3	20.7		26.1

			$709.2		$596.0

Current assets
Stocks	4.4	99.9		103.2
Receivables	4.5	128.7		128.5
Refundable income taxes	5.6	—		37.8
Prepaid expenses and other current assets		12.0		8.8
Deferred tax assets	5.6	26.0		24.7
Securities		—		3.7
Cash at banks and in hand	4.6	113.5		72.3

			380.1		379.0

			$1,089.3		$975.0

Liabilities

Group equity
Shareholders’ equity	4.12		625.1		508.5

Provisions — Product waranties	4.7		12.9		12.0
Long-term debt	4.8	121.7		147.4
Deferred tax liabilities	5.6	77.5		65.2
Other liabilities	4.8	61.7		82.3

Long-term liabilities			260.9		294.9

Accounts payable and accrued liabilities		94.0		78.5
Short-term debt	4.8	37.6		28.4
Accrued payroll and employee benefits	4.8	35.7		41.1
Income taxes payable	5.6	21.4		9.8
Other liabilities		1.7		1.8

Current liabilities			190.4		159.6

			$1,089.3		$975.0

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Consolidated Profit and Loss account 2005

(Millions of US dollars)	Notes		2005		2004

Net turnover	5.1		1,210.4		981.9

Cost of sales			(784.0)		(623.0)

Gross operating result			426.4		358.9

Selling expenses	5.2	(65.8)		(57.1)
General and Administrative expenses	5.2	(130.2)		(129.7)
SCI and Other related expenses	4.1	(28.1)		—

Costs			(224.1)		(186.8)

Net sales margin			202.3		172.1

Other operating (expense) income			(6.2)		3.5
Other non-operating expense	5.7		(2.5)		(0.4)
Financial income and expenses	5.5		(5.1)		(10.0)

Result on ordinary activities before taxation			188.5		165.2

Taxation on ordinary activities	5.6		(61.7)		(35.7)

Net result after taxation			126.8		129.5

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Consolidated Cash Flow statement 2005

(Millions of US dollars)	Notes	2005	2004

Cash flows from operating activities:
Net income		126.8	129.5
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses		—	(4.1)
Loss (gain) on sale of land and buildings	5.4	0.7	(4.2)
Impairment of Investment		2.1	2.2
Depreciation and amortisation	5.4	36.4	36.5
Deferred income taxes	5.6	11.1	14.6
Prepaid Pension cost	4.3	7.6	1.8
Tax benefit from stock options exercised		0.4	0.4
Stock compensation		3.0	3.3
Other		—	0.7
Changes in operating assets and liabilities:
Accounts receivable		(3.7)	(24.8)
Inventories		4.3	(24.9)
Prepaid expenses and other current assets		32.6	2.1
Accounts payable		15.0	1.3
Accrued liabilities and other liabilities		(16.5)	28.2

Net cash provided by operating activities		219.8	162.6

Cash flows from investing activities:
Purchases of property, plant and equipment	4.2	(153.2)	(74.8)
Proceeds from sale of property, plant and equipment	5.4	3.4	10.9
Proceeds from disposal of subsidiaries and businesses, net of cash invested		—	5.0
Collections on loans receivable		0.6	0.9

Net cash (used in) provided by investing activities		(149.2)	(58.0)

Cash flows from financing activities:
Net proceeds from line of credit		0.5	0.5
Repayments of borrowings	4.8	(17.6)	—
Proceeds from issuance of shares	4.12	2.6	3.2
Repayments of capital		—	(68.7)
Dividends paid	4.12	(13.7)	(22.9)

Net cash used in financing activities		(28.2)	(87.9)

Effects of exchange rate changes on cash		(1.2)	0.5
Net increase in cash and cash equivalents		41.2	17.2
Cash and cash equivalents at beginning of period		72.3	55.1

Cash and cash equivalents at end of period		113.5	72.3

Components of cash and cash equivalents:
Cash at bank and on hand	4.6	28.6	24.6
Short-term deposits	4.6	84.9	47.7

Cash and cash equivalents at end of period		$113.5	$72.3

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised		$10.7	$11.7
Cash paid (refunded) during the period for income taxes, net		$15.7	$(6.5)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
1 General
1.1 Activities
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.
1.2 Group structure
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
1.3 Consolidation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
The consolidated annual accounts comprise the financial information of James Hardie Industries N.V and of its investments in which it exercises a controlling interest. These investments are fully included in the consolidation.
The consolidated annual accounts comprise the financial information of the following subsidiaries, all of which are 100% owned by JHI NV either directly or indirectly:

Name of Company	Jurisdiction of Establishment

Artisan Roofing Products LLC	United States
James Hardie Australia Pty Ltd	Australia
James Hardie Building Products Canada Inc.	Canada
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Fibre Cement Pty Ltd	Australia
James Hardie Fibrocementos Limitada	Chile
James Hardie International Finance B.V.	Netherlands
James Hardie New Zealand Ltd	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research Pty Ltd	Australia

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
A number of small majority shareholdings that are separately and jointly of negligible importance have been excluded from consolidation.
1.4 Notes to the cash flow statement
The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.
2 Principles of valuation of assets and liabilities
2.1 General
The annual accounts are prepared in accordance with accounting principles generally accepted in the Netherlands. The annual accounts are prepared in US$. Assets and liabilities are valued at face value, unless otherwise indicated.
2.2 Comparison with prior year
The principles of valuation and determination of result remained unchanged compared to the prior year, except for the presentation of the cash dividend to be paid out to holders of ordinary shares in respect of the financial year under review.
2.3 Foreign currencies
Non-monetary balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the historic rate of exchange. Monetary Balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against reserves, as component of the legal reserve investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.
The annual accounts of group companies denominated in other currencies than the US dollars are translated at the exchange prevailing on balance sheet date. The exchange difference for the initial capital and for the equity movements in the course of the financial year are directly added to or charged against shareholders’ equity.
2.4 Intangible fixed assets
Goodwill is calculated as the difference between cost price and the net asset value of the shareholdings acquired. Goodwill is capitalised and amortised on a straight-line basis over the estimated useful economic life with a maximum of 20 years. Permanent decreases in value as at balance sheet date are taken into account.
2.5 Tangible fixed assets
Land and buildings are valued at acquisition cost plus additional directly attributable expenses less straight-line depreciation over the estimated useful economic life. Permanent impairment of assets as at balance sheet date are taken into account.
Other fixed assets are valued at acquisition or manufacturing cost plus additional directly attributable expenses less straight line depreciation over the estimated useful economic life, or lower market value.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Assets not used in operations are valued at expected direct realisable value.
2.6 Stocks
Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value. Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of housing, administrative and general administration expenses is also taken into account.
Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of housing, administrative and general administration expenses, is also taken into account.
Provisions for expected losses are made at the moment they are foreseeable, and are deducted from work in progress. Invoiced instalments and prepayments by customers are also deducted from work in progress. Instalments that exceed the deferred costs per work are included under current liabilities.
2.7 Receivables
Receivables are valued at face value less a provision for possibly uncollectible accounts.
2.9 Provisions
Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at face value. 2.10 Deferred tax assets and liabilities Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at face value.
3 Principles of determination of result
3.1 General
The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.
3.2 Exchange rate differences
Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.
3.3 Net turnover
Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
3.4 Cost of sales
Cost of sales represents the direct and indirect expenses attributable to turnover.
3.5 Costs
Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.
Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.
3.6 Selling expenses
Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.
3.7 General and administrative expenses
General and administrative expenses include the expenses of the Board of Directors and the corporate department.
3.8 Extraordinary items
This relates to items coming under result from ordinary activities for which, for the purposes of comparison, separate notes are included based on the nature, extent or incidental character of these items.
3.9 Taxation
Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.
3.10 Earnings per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	31 March
(Millions except per share amounts)	2005	2004

Basic common shares outstanding	458.9	458.1
Dilutive effect of stock options	2.1	3.3

Diluted common shares outstanding	461.0	461.4

Net income per share — basic	$0.28	$0.28
Net income per share — diluted	$0.28	$0.28
Potential common shares of 8.2 million and 2.0 million for the years ended 31 March 2005 and 2004 , respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
4 Notes to the consolidated balance sheet
4.1 Intangible fixed assets

	Goodwill	Other	Total

1 April 2004
Acquisition or manufacturing costs	$2.3	$2.1	$4.4
Accumulated decrease in value and amortisation	(0.4)	(1.2)	(1.6)

Book value	1.9	0.9	2.8

Movements 2005
Exchange differences	0.1	—	$0.1
Amortisation	(0.1)	—	(0.1)

	$—	$—	—

31 March 2005
Acquisition or manufacturing costs	2.4	2.1	4.5
Accumulated decrease in value and amortisation	(0.5)	(1.2)	(1.7)

Book value	$1.9	$0.9	$2.8

Amortisation rate	5.3%	0.0%	3.6%

Goodwill is being amortized over 20 years as it relates to purchased plant and equipment.
4.2 Tangible fixed assets

			Machinery
			and	Assets under
	Land	Buildings	Equipment	construction	Total

1 April 2005
At cost	$11.3	$135.0	$562.8	$63.0	$772.1
Accumulated decrease in value and depreciation	—	(21.0)	(184.0)	—	(205.0)

Book value	11.3	114.0	378.8	63.0	567.1

Movements 2005
Additions	0.2	3.2	32.5	117.1	153.0
Disposals	—	—	—	(4.1)	(4.1)
Exchange differences	—	—	2.6	—	2.6
Depreciation	—	(4.5)	(31.8)	—	(36.3)
Other movement	—	—	3.4	—	3.4

	0.2	(1.3)	6.7	113.0	118.6

31 March 2005
At cost	11.5	131.1	606.6	176.6	925.8
Accumulated decrease in value and depreciation	—	(24.4)	(215.7)	—	(240.1)

Book value	$11.5	$106.7	$390.9	$176.6	$685.7

Depreciation rates	0%	3.4%	5.2%	0%	3.9%

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Assets under construction primarily relates to current year accumulated costs of construction of a new manufacturing facility in Reno, Nevada USA and accumulated costs of construction of additional capacity at the Company’s Peru, Illinois USA facility. Interest related to the construction of facilities was capitalized at US$5.9 million and US$1.6 million for the years ended 31 March 2005 and 2004, respectively. The depreciation rate is expected to be between 3% and 6%.
4.3 Financial fixed assets

	Pension	Tax	Total

1 April 2004
Book value	$14.1	$12.0	$26.1

Movements 2005
Employer contributions	1.8	—	1.8
Charged to expense	(7.6)	0.3	(7.3)
Exchange difference	0.1	—	0.1

	(5.7)	0.3	(5.4)

31 March 2005
Book value	$8.4	$12.3	$20.7

Prepaid pension relates to one of our retirement plans in Australia and is actuarially determined in March each year. The Company estimates that the pension plan expense will be approximately US$2.6 million for fiscal year 2006. Projections beyond fiscal year 2006 are not readily determinable. See further discussion of retirement plans below.
Retirement plans
The Company sponsors a US retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees in the United States and a retirement plan, the James Hardie Australia Superannuation Plan, for its employees in Australia. The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation. The James Hardie Australia Superannuation Plan has two types of participants. Participants who joined the plan prior to 1 July 2003 have rights and benefits that are accounted for as a defined benefit plan in the Company’s financial statements while participants who joined the plan subsequent to 1 July 2003 have rights and benefits that are accounted for as a defined contribution plan in the Company’s financial statements. Both of these participant plans are funded based on statutory requirements in Australia. The Company’s expense for its defined contribution plans totalled US$5.2 million, US$3.8 million and US$2.9 million for the years ended 31 March 2005, 2004 and 2003, respectively. Details of the defined benefit participant plan of the James Hardie Australia Superannuation Plan (“Defined Benefit Plan”) are as follows.
The investment strategy/policy of the Defined Benefit Plan is set by the Trustee (Mercer) for each investment option. The strategy includes the selection of a long-term mix of investments (asset classes) that supports the option’s aims.
The aims of the Mercer Growth option, in which the Defined Benefit Plan assets are invested, are:
•	to achieve a rate of return (net of tax and investment expenses) that exceeds inflation (CPI) increases by at least 3% per annum over a moving five year period;

•	to achieve a rate of return (net of tax and investment expenses) above the median result for the Mercer Pooled Fund Survey over a rolling three year period; and

•	over shorter periods, outperform the notional return of the benchmark mix of investments.
The assets are invested by appointing professional investment managers and/or from time to time investing in a range of investment vehicles offered by professional investment managers.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Investment managers may utilise derivatives in managing investment portfolios for the Trustee. However, the Trustee doesn’t undertake day-to-day management of derivative instruments. Derivatives may be used, among other things, to manage risk (e.g., for currency hedging). Losses from derivatives can occur (e.g., due to stock market movements). The Trustee seeks to manage risk by placing limits on the extent of derivative use in any relevant Investment Management Agreements between the Trustee and investment managers. The Trustee also considers the risks and the controls set out in the managers’ Risk Management Statements. The targeted ranges of asset allocations are:

Equity securities	40-75%
Debt securities	15-60%
Real Estate	0-20%
The following are the actual asset allocations by asset category for the Defined Benefit Plan:

	31 March
	2005	2004

Equity securities	62.5%	61.5%
Debt securities	30.3%	30.1%
Real Estate	7.2%	8.4%

Total	100.0%	100.0%

The following are the components of net periodic pension cost for the Defined Benefit Plan:

	31 March
(Millions of US dollars)	2005	2004

Service cost	$2.5	$2.9
Interest cost	2.5	2.9
Expected return on plan assets	(3.2)	(3.6)
Amortisation of unrecognised transition asset	—	(0.9)
Amortisation of prior service costs	0.1	0.1
Recognised net actuarial loss	0.4	0.4

Net periodic pension cost	2.3	1.8
Settlement loss	5.3	—

Net Pension Cost	$7.6	$1.8

The settlement loss in fiscal year 2005 relates to lump sum payments made to terminated participants of the Defined Benefit Plan and is included in other operating expense in the consolidated statement of income.
The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Defined Benefit Plan:

	31 March
	2005	2004

Net Periodic Benefit Cost Assumptions:
Discount rate	6.5%	6.8%
Rate of increase in compensation	4.0%	3.5%
Expected return on plan assets	6.5%	6.8%

Projected Benefit Obligation Assumptions:
Discount rate	6.5%	6.5%
Rate of increase in compensation	4.0%	4.0%
The discount rate methodology is based on the yield on 10-year high quality investment securities in Australia adjusted to reflect the rates at which pension benefits could be effectively settled. The change in the discount rate used on the projected benefit obligation from 2003 to 2004 is a direct result of the change in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2004 to 2005 and from 2003 to 2004 is a result of lower expected after-tax rates of return. The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the target/actual allocation of assets to each class. The returns used for each class are net of investment tax and investment fees. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account return each year recognised over 5 years.
The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Defined Benefit Plan:

	31 March
(Millions of US dollars)	2005	2004

Changes in benefit obligation:
Benefit obligation at 1 April	$40.7	$38.5
Service cost	2.5	2.9
Interest cost	2.5	2.9
Plan participants’ contributions	0.9	0.3
Actuarial loss (gain)	2.0	(1.5)
Benefits paid	(11.4)	(11.8)
Foreign currency translation	0.4	9.4

Benefit obligation at 31 March	$37.6	$40.7

	31 March
(Millions of US dollars)	2005	2004
Changes in plan assets:
Fair value of plan assets at 1 April	$41.2	$37.7
Actual return on plan assets	4.7	3.0
Employer contributions	1.8	2.8
Participant contributions	0.9	0.3
Benefits paid	(11.4)	(11.8)
Foreign currency translation	0.5	9.2

Fair value of plan assets at 31 March	$37.7	$41.2

Funded status	$0.1	$0.5
Unamortised prior service cost	—	0.1
Unrecognised actuarial loss	8.3	13.5

Net asset	$8.4	$14.1

The following table provides further details of the Defined Benefit Plan:

	31 March
(Millions of US dollars)	2005	2004

Projected benefit obligation	$37.6	$40.7
Accumulated benefit obligation	37.6	40.6
Fair market value of plan assets	37.7	41.2
The Defined Benefit Plan measurement date is 31 March 2005. The Company expects to make contributions to the Defined Benefit Plan of approximately US$1.8 million during fiscal year 2006.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
The following are the expected Defined Benefit Plan benefits to be paid in each of the following ten fiscal years:

(Millions of US dollars)

Years Ending 31 March:
2006	$2.5
2007	2.6
2008	2.3
2009	2.3
2010	2.4
2011 - 2015	12.0

Estimated future benefit payments	$24.1

4.4 Stocks

	31 March
	2005	2004

Raw materials and consumables	$22.4	$22.3
Work in progress	8.5	6.4
Finished goods	71.1	76.7
Provisions for obsolete goods and raw materials	(2.1)	(2.2)

	$99.9	$103.2

4.5 Receivables

	31 March
	2005	2004

Trade debtors	$121.6	$109.9
Taxation — VAT	3.0	4.0
Other receivables	4.1	5.7
Allowances for doubtful accounts	(1.5)	(1.2)
Employee loans	0.7	4.0
Long-term receivables	0.8	6.1

	$128.7	$128.5

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
	2005	2004

Balance at 1 April	$1.2	$1.0
Charged to expense	0.4	0.9
Costs and deductions	(0.1)	(0.8)
Foreign currency movements	—	0.1

Balance at 31 March	$1.5	$1.2

Directors loans outstanding — see Related Party Transactions
4.6 Cash at banks and in hand
Short-term deposits are placed at floating interest rates varying between 2.70% to 2.76% and 0.90% to 1.02% as of 31 March 2005 and 2004, respectively.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
4.7 Provisions
Movements in provisions are specified as follows:

Product Warranties

1 April 2004	$12.0
Additions	4.3
Releases	(3.4)
Foreign currency translation adjustment	—

31 March 2005	$12.9

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.
US$4.9 million of the provisions is of a long-term nature (exceeding one year).
4.8 Liabilities

	2005	2004

Accrued wages and salaries	$7.4	$8.7
Accrued employee benefits	9.3	9.2
Accrued other	19.0	23.2

Accrued payroll and employee benefits	$35.7	$41.1

	2005	2004

Long-term debt	$121.7	$147.4
Current portion of long-term debt	25.7	17.6

Loans from credit institutions	$147.4	$165.0

	2005	2004

Current portion of long-term debt	$25.7	$17.6
Short-term debt	11.9	10.8

Short-term debt	$37.6	$28.4

			31 March
			2005	2004
		Term >5
	Term 1-5 years	years	Total	Total
Loans from credit institutions	$107.1	$40.3	$147.4	$165.0

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of US$165.0 million. Principal repayments are due in seven instalments that commenced on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable 5 May and 5 November each year. The first tranche of US$17.6 million was repaid in November 2004.
At 31 March 2005, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)
Years Ending 31 March:
2006	25.7
2007	27.1
2008	8.1
2009	46.2
2010	—
Thereafter	40.3

Total	$147.4

The Company has a short-term US$ line of credit which provides for maximum borrowings and foreign exchange facilities of US$15.0 million. At 31 March 2005, the Company had drawn down US$11.9 million on this line of credit. The line of credit can be repaid and redrawn until maturity in April and December 2005 (US$ 7.5 million on each date). Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria (“TAB”) rate plus a margin and is payable at the end of each draw-down period. At 31 March 2005 and 2004, the weighted average interest rate on outstanding borrowings under this facility was 3.52% and 3.24%, respectively.
The Company has an A$ denominated non-collateralised revolving loan facility, which can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million (US$154.5 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended 31 March 2005, the Company paid US$0.5 million in commitment fees. At 31 March 2005, there was US$154.5 million available under this revolving loan facility.
The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of US$132.5 million. At 31 March 2005, five out of six facilities or US$117.5 million had a maturity date of 30 April 2005 and the sixth facility or US$15.0 million had a maturity date of 30 October 2005. At 31 March 2005, the Company had not drawn down any of these facilities. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year ended 31 March 2005, the Company paid US$0.3 million in commitment fees.
Historically, the Company has sought to renew its lines of credit, revolving loan and stand-by loan facilities each year under substantially the same terms and conditions. The Company is currently in negotiations with a number of banks to refinance all of its debt in a manner that provides the Company with the same amount of liquidity. However, in light of the events resulting from the Special Commission of Inquiry, the Company may not be able to refinance its debt facilities by the time they expire or at all. The Company may not be able to enter into new debt financing agreements on terms that provide the same level of liquidity as its current debt structure provides. Also, the company may have to agree to other terms that could increase the cost of having these debt facilities in place.
Subsequent to 31 March 2005, US$117.5 million of the US$ stand-by loan facilities are not available to the Company during refinancing negotiations. Also, the short-term US$ line of credit that matured in April 2005 was renewed through March 2006.
As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling US$225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid US$60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a US$9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended 31 March 2003.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
At 31 March 2005, management believes that the Company was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).
Other Liabilities
Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Non-current other liabilities:
Employee entitlements	5.3	13.5
Product liability	4.7	5.6
Other	51.7	63.2

Total non-current other liabilities	$61.7	$82.3

Currency
All loans are contracted in US$.
4.9 Indemnities granted
None of the assets are pledged as security for the redemption of amounts payable to credit institutions.
4.10 Contingencies and commitments
Claims Against Former Subsidiaries
Amaca Pty Ltd, Amaba Pty Ltd and ABN 60
In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million (US$1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.
The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned, or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 referred to later in this footnote, the Company has no commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.
On 31 March 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets payment obligations to the Foundation owed under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.
Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s consolidated financial statements at 31 March 2005 and 2004.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation which the New South Wales (“NSW”) Government has agreed to contemplate following the Company’s entry into a Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the fact that, following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there is no equivalent under Australian common law of the US legal doctrine of “successor liability,” and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by those transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
During the year ended 31 March 2005, James Hardie has not been a party to any material asbestos litigation and has not made any settlement payments in relation to such litigation.
Special Commission of Inquiry
On 29 October 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.
On 14 July 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd (“KPMG Actuaries”), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.
The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.
In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr Macdonald (former CEO) and Mr Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a cause of action against, and therefore a material liability of the Company or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors, and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.
In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.
The SCI’s findings are not binding and a court consideration of the issues presented could lead to one or more different conclusions.
The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (“ACTU”), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the “Representatives”). Without any discussion with the Company, the statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.
The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government and as discussed later in this footnote under the subheading Interim Funding and ABN 60 Indemnity, under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.
It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.
Heads of Agreement
On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund (the “SPF”) to provide funding on a long-term basis for asbestos-related injury and death claims (the “Claims”) against Amaca, Amaba, and ABN 60 (the “Liable Entities”).
The principles set out in the Heads of Agreement include:
•	the establishment of the SPF to compensate asbestos claimants;

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
•	initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion (US$1.03 billion) for all present and future claims at 30 June 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion (US$2.471 billion). At 21 December 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of 30 June 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

•	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

•	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

•	no cap on individual payments to Claimants.
The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers and employees from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.
As noted above, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on 8 March 2005. The draft legislation and regulations for public comment were released on 12 April 2005 for comment and the closing date for responses of 26 April 2005. The bill containing the proposed legislation was introduced into NSW Parliament on 5 May 2005, and is due to be debated in the week commencing 23 May 2005. The timing of passing and commencement of this potential legislation remains uncertain.
As part of the discussions surrounding the Principal Agreement, the Company is examining all relevant options in relation to the establishment of the SPF referred to above, including the possibility of reacquiring all of the share capital of Amaca, Amaba and/or ABN 60.
The Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert’s report and approval by the Company’s board of directors, shareholders and lenders. Once executed, the Principal Agreement will be a legally binding agreement.
The parties have announced their intention to execute the Principal Agreement, depending on the timing of the resolution of certain of the conditions precedent in late June 2005. The parties believe that the agreement will become effective in August or September 2005, although the timing remains uncertain depending upon the status of the various conditions that need to be satisfied.
If an agreement is reached with the NSW Government and approved by the Company’s board of directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to the Principal Agreement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be reduced or otherwise impaired.
Updated Actuarial Study; Claims Estimate
The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of 30 June 2004 and 31 March 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion (US$1.059 billion) and A$1.685 billion (US$1.302 billion) as of 30 June 2004 and 31 March 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion (US$2.471 billion) and A$3.604 billion (US$2.784 billion) as of 30 June 2004 and 31 March 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of 30 June 2004 and 31 March 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2005, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt of insurance carriers and an allowance for A$49.8 million of “by claim” or subrogation recoveries from other third parties.
Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs.
Accordingly, the Company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time it is not probable and estimable in accordance with SFAS No. 5, “Accounting for Contingencies.”
Claims Data
The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2005 and 2004.

	31 March
	2005	2004
Australia	712	687
New Zealand	—	—
Unknown-Court Not Identified (1)	36	51
USA	1	5

(1)	The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
For the years ended 31 March 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended 31 March
	2005	2004	2003
Number of claims filed	489	379	402
Number of claims dismissed	62	119	29
Number of claims settled or otherwise resolved	402	316	231
Average settlement amount per claim	A$157,594	A$167,450	A$204,194

	New Zealand
	Years Ended 31 March
	2005	2004	2003
Number of claims filed	—	—	—
Number of claims dismissed	—	—	2
Number of claims settled or otherwise resolved	—	—	1
Average settlement amount per claim	—	—	A$2,000

	Unknown - Court Not Identified
	Years Ended 31 March
	2005	2004	2003
Number of claims filed	7	1	7
Number of claims dismissed	20	15	—
Number of claims settled or otherwise resolved	2	—	3
Average settlement amount per claim	A$47,000	—	A$37,090

	USA
	Years Ended 31 March
	2005	2004	2003
Number of claims filed	—	—	—
Number of claims dismissed	3	1	—
Number of claims settled or otherwise resolved	1	—	—
Average settlement amount per claim	A$228,293	—	—
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of 31 March
	2005	2004	2003	2002	2001
Number of open claims at beginning of year	743	814	671	569	507
Number of new claims	496	380	409	375	284
Number of closed claims	490	451	266	273	222
Number of open claims at year-end	749	743	814	671	569
Average settlement amount per settled claim	A$157,223	A$167,450	A$201,200	A$197,941	A$179,629
Average settlement amount per case closed	A$129,949	A$117,327	A$177,752	A$125,435	A$128,653

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since March 2003.
On 15 April 2005, the Company announced that it had extended the coverage of the SPF to permit members of the Baryugil community in Australia to receive compensation funding from the SPF for proven and valid claims against a former subsidiary, Asbestos Mines Pty Ltd (“Asbestos Mines”). The Company has no current right to access any claims information in relation to claims against Asbestos Mines. The Company’s proposal to provide funding with respect to claims against Asbestos Mines is not limited to the time period to which the claim arose — including the period after the former subsidiary was sold by James Hardie.
The Company’s recently announced offer to provide funding to the SPF for use in meeting proven claims against Asbestos Mines will be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.
On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The terms of such access are not yet settled. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information as the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.
SCI and Other Related Expenses
The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

Year Ended
31 March
(Millions of US dollars)	2005
SCI	$6.8
Internal investigation	4.9
ASIC investigation	1.2
Severance and consulting	6.0
Resolution advisory fees	6.4
Funding advice and other	2.8

Total SCI and other related expenses	$28.1

Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate the impact on the financial statements of allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company’s Form 20-F in the United States for the year ended 31 March 2004.
Australian Securities and Investments Commission Investigation
The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.
Severance Agreements
On 20 October 2004, Mr Peter Shafron resigned from the Company and on 21 October 2004, Mr Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of US$8.9 million in the period ended 31 March 2005. These costs comprised US$6.0 million of additional expense and US$2.9 million of previously existing accruals.
Interim Funding and ABN 60 Indemnity
The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the Company’s entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on 3 December 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.
The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended 31 March 2005.
Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.
On 31 March 2005, the Company renewed its commitment to assist the Foundation to provide interim funding, if necessary, prior to the Principal Agreement being finalised in accordance with the updated timetable announced at that date and described above.
The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.
With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.
Financial Position of the Foundation
On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries, were dismissed with their consent.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.
The Company believes that future legal costs related to the Company’s negotiations toward a Principal Agreement are reasonably possible, but the amount of such costs cannot be estimated at this time. The Company does not expect any additional legal costs to be incurred in connection with the SCI.
Gypsum Business
Under the terms of the Company’s agreement to sell its Gypsum business to BPB US Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company’s indemnification obligation generally extends for two years from the closing date of 25 April 2002 and arises only if claims exceed US$5 million in the aggregate and is limited to US$100 million in the aggregate. This obligation expired 25 April 2004. In addition, the Company agreed to indemnify BPB US Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company’s obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.
Pursuant to the terms of the Company’s agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. The Company’s indemnification obligations are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987, prior to the Company’s ownership, due to the presence of metals in the groundwater. Because the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2005:

(Millions of US dollars)
Years Ending 31 March:
2006	$11.7
2007	10.8
2008	10.6
2009	9.7
2010	9.7
Thereafter	81.3

Total	$133.8

Rental expense amounted to US$9.1 million and US$8.1 million for the years ended 31 March 2005 and 2004 respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$50.2 million at 31 March 2005.
4.11 Contingent liabilities
The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cashflows.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
4.12 Group Equity
See Note 6 on attached JH INV entity accounts.
5. Notes to the consolidated profit and loss account
5.1 Segment reporting

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2005	2004

USA Fibre Cement	$939.2	$738.6
Asia Pacific Fibre Cement	236.1	219.8
Other Fibre Cement	35.1	23.5

Net Turnover	$1,210.4	$981.9

	Results on Ordinary Activities
	Before Tax
	Years Ended 31 March
(Millions of US dollars)	2005	2004

USA Fibre Cement [2]	$241.5	$195.6
Asia Pacific Fibre Cement [2]	46.8	37.6
Research and Development [2]	(17.5)	(17.6)
Other Fibre Cement	(11.8)	(15.9)

Segments total	259.0	199.7
General Corporate [3,4]	(62.9)	(24.1)

Total operating income	196.1	175.6
Net interest expense [5]	(5.1)	(10.0)
Other non operating expense, net	(2.5)	(0.4)

Results on ordinary activities before tax	$188.5	$165.2

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2005	2004

USA Fibre Cement	$670.1	$554.9
Asia Pacific Fibre Cement	181.4	175.9
Other Fibre Cement	81.6	74.7

Segments total	933.1	805.5
General Corporate [6]	156.2	169.5

Worldwide total	$1,089.3	$975.0

	Additions to Property,
	Plant and Equipment [7]
	Years Ended 31 March
(Millions of US dollars)	2005	2004

USA Fibre Cement	$144.8	$56.2
Asia Pacific Fibre Cement	4.1	8.4
Other Fibre Cement	4.1	9.5

Worldwide total	$153.0	$74.1

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account

	Depreciation and Amortisation
	Years Ended 31 March
(Millions of US dollars)	2005	2004

USA Fibre Cement	$23.1	$25.1
Asia Pacific Fibre Cement	10.1	9.7
Other Fibre Cement	3.2	1.6

Segments total	36.4	36.4
General Corporate	—	0.1

Worldwide total	$36.4	$36.5

Geographic Areas

	Net Turnover [1]
	Years Ended 31 March
(Millions of US dollars)	2005	2004

USA	$955.7	$748.9
Australia	160.5	154.9
New Zealand	49.6	40.6
Other Countries	44.6	37.5

Worldwide total from continuing operations	$1,210.4	$981.9

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2005	2004

USA	$729.2	$609.8
Australia	118.8	119.1
New Zealand	21.4	19.7
Other Countries	63.7	56.9

Segments total	933.1	805.5
General Corporate [6]	156.2	169.5

Worldwide total	$1,089.3	$975.0

[1]	Export turnover and inter-segmental turnover are not significant.

[2]	Research and development costs of US$7.6 million and US$6.3 million in fiscal years 2005 and 2004 respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$1.9 million and US$2.2 million in 2005 and 2004, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$12.0 million and US$14.1 million in fiscal years 2005 and 2004 respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling general and administrative expenses of US$5.5 million and US$3.5 million in fiscal years 2005 and 2004 respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$21.6 million and US$22.6 million for the years ended 31 March 2005 and 2004 respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Net periodic pension cost related to the Australian Defined Benefit Plan for the Asia Pacific Fibre Cement segment totalling US$2.3 million and US$1.8 million in fiscal years 2005 and 2004 respectively, has been included in the General Corporate segment. Also a settlement loss of US$5.3 million on the Defined Benefit Plan in fiscal year 2005 has been included in the General Corporate segment.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account

[4]	Includes costs of US$28.1 million for SCI and other related expenses.

[5]	The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

[6]	The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

[7]	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

5.2 Wages, salaries and social security costs
The selling and administration expenses include wages and salaries, and social security costs. These can be broken down as follows:

	31 March
	2005	2004

Wages and salaries	54.2	65.8
Pension costs	1.2	3.2
Other social security costs	10.8	8.5

	66.2	77.5

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.

5.3	Stock-Based Compensation
Compensation expense is recognized for fixed stock options as if the fair value of all stock options as of the grant date were recognised as expense over the participants vesting period. Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$3.0 million and US$3.2 million for the fiscal years ended 31 March 2005 and 2004, respectively.
Peter Donald Macdonald Share Option Plans
Peter Donald Macdonald Share Option Plan
As a replacement for options previously granted by JHIL on 17 November 1999, Mr Macdonald was granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on 17 November 2004. The options expired on 20 April 2005, six months after the date of Mr Macdonald’s resignation. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 1,200,000 options were outstanding and exercisable at 31 March 2005. Mr Macdonald exercised all of these options in April 2005.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Peter Donald Macdonald Share Option Plan 2001
As a replacement for options previously granted by JHIL on 12 July 2001, Mr Macdonald was granted an option to purchase 624,000 shares of the Company’s common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after 12 July 2004, if JHI NV’s total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 12 July 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV’s peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV’s TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on 20 April 2005, six months after the date of Mr Macdonald’s resignation, JHI NV’s total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 options were outstanding at 31 March 2005. As the TSR requirement had not been met six months after Mr Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.
Peter Donald Macdonald Share Option Plan 2002
On 19 July 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr Macdonald was granted an option to purchase 1,950,000 shares of the Company’s common stock at an exercise price of A$6.30 per share. These options will become exercisable for 1,462,500 shares of JHI NV’s common stock on the first business day on or after 19 July 2005, if JHI NV’s TSR from 19 July 2002 to that date is at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV’s TSR ranking above the median TSR for its peer group 19,500 shares become exercisable (up to a total of 487,500 additional shares). If any options remain unexercisable on that date because the applicable test for TSR is not satisfied, then on the first business day of each month occurring from that day until 31 October 2005, JHI NV’s TSR will again be compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. The vested options will remain exercisable until the tenth anniversary of the issue date, 19 July 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options were outstanding at 31 March 2005.
Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of nil, US$0.1 million and nil for the years ended 31 March 2005, 2004 and 2003, respectively. No shares were issued to executives during fiscal years 2005, 2004 and 2003.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the ‘2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

		October 2001
		Number of	Option
Original Shadow Share	Original Exercise	Options	Expiration
Grant Date	Price	Granted	Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

		Number of
	Original Exercise	Options
Share Grant Date	Price	Granted	Option Expiration Date

December 2001	A$5.65	4,248,417	December 2011
December 2002	A$6.66	4,037,000	December 2012
December 2003	A$7.05	6,179,583	December 2013
December 2004	A$5.99	5,391,100	December 2014
February 2005	A$6.30	273,000	February 2015
Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarises the shares available for grant under this plan:

	31 March
Shares Available for Grant	2005	2004

Shares available at 1 April	27,293,210	32,884,940
Awards granted	(5,664,100)	(6,179,583)
Options forfeited	2,711,148	587,853

Shares available at 31 March	24,340,258	27,293,210

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
     The following table shows the movement in all of the Company’s outstanding options:

(In Australian dollars)	2005		2004
		Weighted
		Average		Weighted
		Exercise	Number of	Average
	Number of Shares	Price	Shares	Exercise Price

Outstanding at 1 April	17,978,707	A$5.72	13,410,024	A$5.20
Granted	5,664,100	6.00	6,179,583	7.05
Exercised	(803,049)	4.13	(1,023,047)	4.38
Forfeited	(2,711,148)	6.56	(587,853)	5.79

Outstanding at 31 March	20,128,610	A$5.75	17,978,707	A$5.72

Options exercisable at 31 March	7,155,625	A$5.08	3,858,736	A$4.54

The following table summarises information about all of the Company’s stock options outstanding at 31 March 2005:

(In Australian dollars)	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Range of Exercise Prices	31 March 2005	Life (in years)	Price	31 March 2005	Price

A$3.09	1,114,562	5.6	A$3.09	718,489	A$3.09
3.13	369,598	4.6	3.13	369,598	3.13
3.18	1,200,000	4.6	3.18	1,200,000	3.18
4.76	624,000	6.3	4.76	—	—
5.06	2,153,525	6.7	5.06	2,153,525	5.06
5.71	1,950,000	7.3	5.71	—	—
5.99	5,193,100	9.7	5.99	25,000	5.99
6.30	273,000	9.9	6.30	—	—
6.45	2,696,575	7.7	6.45	1,435,975	6.45
7.05	4,554,250	8.7	7.05	1,253,038	7.05

A$3.09 to A$7.05	20,128,610	7.9	A$5.75	7,155,625	A$5.08

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Shadow Stock and Stock Appreciation Rights Plans
The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock equal to the number of shares of shadow stock issued to employees. The vesting period of this shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001.
In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001.
Both the US Shadow Stock Plan and the December 1998 Non-US Based Employees Stock Plan were terminated on 28 February 2005. The value on that day of all the outstanding shares of those plans was paid to the participants.
On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At 31 March 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. All of these stock appreciation rights were outstanding at 31 March 2005 and will vest over three years from date of grant.
All of these plans have been accounted for as stock appreciation rights and, accordingly, compensation expense of nil, US$2.6 million and US$1.9 million was recognised in fiscal years 2005, 2004 and 2003, respectively.

5.4	Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value
The selling and general administration expenses include amortisation, depreciation and impairment of tangible and intangible fixed assets. These can be broken down as follows:

	31 March
	2005	2004

Amortisation and depreciation
Intangible fixed assets	$0.1	$0.6
Tangible fixed assets	36.3	35.9

	$36.4	$36.5

Other changes in value
Decreases in value:
Intangible fixed assets	$0.1	$(0.1)
Tangible fixed assets	(4.1)	(6.7)

	$(4.0)	$(6.8)

Reversal of decreases in value:
Tangible fixed assets	$3.4	$(0.7)

5.5	Financial income and expenses

	31 March
	2004	2003

Interest income	2.2	1.2
Interest expense	(7.3)	(11.2)

	$(5.1)	$(10.0)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
5.6 Taxation on result on ordinary activities
     The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the annual accounts and tax basis of assets and liabilities.

	Years Ended 31 March
	2005	2004

Income from ordinary activities before income taxes:
Domestic [1]	$90.5	$103.5
Foreign	98.0	61.7

Income from ordinary activities before income taxes:	$188.5	$165.2

Income tax (expense) benefit:
Current:
Domestic [1]	(14.1)	(6.7)
Foreign	(37.1)	(20.4)

Current income tax expense	(51.2)	(27.1)

Deferred:
Domestic [1]	5.0	(3.9)
Foreign	(15.7)	(9.4)

Deferred income tax expense	(10.7)	(13.3)

Total income tax expense for continuing operations	$(61.9)	$(40.4)

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
	2005	2003

Continuing operations
Income tax expense computed at statutory tax rates	$(65.3)	$(60.7)
US state income taxes, net of the federal benefit	(5.3)	(0.2)
Benefit from Dutch financial risk reserve regime	18.1	24.8
Expenses not deductible	(2.3)	(2.5)
Non-assessable items	—	1.3
Losses not available for carryforward	(2.4)	—
Increase in reserves	(3.7)	—
Result of tax audits	—	(3.9)
Other items	(1.0)	0.8

	(61.9)	(40.4)

Discontinued operations	0.2	4.7

Total income tax expense	$(61.7)	$(35.7)

Effective tax rate	32.7%	21.6%

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Deferred tax balances consist of the following components:

	31 March
	2005	2003

Deferred tax assets:
Provisions and accruals	$29.0	$18.3
Net operating loss carryforwards	12.8	14.6
Capital loss carryforwards	33.7	33.2
Prepaid interest	—	16.6
Taxes on intellectual property transfer	7.5	8.7
Other	—	0.3

Total deferred tax assets	83.0	91.7
Valuation allowance	(38.1)	(37.7)

Total deferred tax assets net of valuation allowance	44.9	54.0

Deferred tax liabilities:
Property, plant and equipment	(86.9)	(76.3)
Prepaid pension cost	(2.5)	(4.2)
Foreign currency movements	2.8	(1.1)
Prepayments	2.5	—
Other	—	(0.9)

Total deferred tax liabilities	(84.1)	(82.5)

Total deferred taxes, net	$(39.2)	$(28.5)

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$0.4 million during the year primarily due to foreign currency movements.
At 31 March 2005, the Company had Australian tax loss carryforwards of approximately US$30.6 million that will never expire. During fiscal year 2004, the Company wrote-off US$43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.
At 31 March 2005, the Company had US$112.2 million in Australian capital loss carryforwards which will never expire. During fiscal years 2005 and 2004, the Company used US$0.2 million and US$21.4 million of these losses, respectively. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately US$99.4 million primarily as a result of the Company electing to file its Australian income tax returns as a single consolidated group. At 31 March 2005, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
Under Australian legislation in fiscal year 2003, the Company’s Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released US$13.0 million of valuation allowance during the year ended 31 March 2003.
At 31 March 2005, the undistributed earnings of non-Dutch subsidiaries approximated US$425.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.
Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.
The IRS has audited the Company’s U.S. income tax returns for all the years ended through 31 March 2000. The California Franchise Tax Board (“FTB”) audited the Company’s California franchise tax returns for all tax years ended through 31 March 1999 and proposed substantial assessments. The Company settled the audits with the FTB during fiscal year 2005 and also filed amended income tax returns and paid additional tax for the years ended 31 March 2000 through 2003. The Company recorded a US$2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid to the FTB through 31 March 2003.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. During fiscal year 2005, this treaty was amended to provide, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits. If the Company is unable to satisfy the requirements for treaty benefits it could significantly increase the Company’s effective tax rate in fiscal year 2006 forward. The Company is in the process of considering changes to its organisational and operational structure to satisfy the requirements of the amended treaty. Accordingly, the Company is planning to implement various reorganisation options to satisfy those requirements to be eligible for benefits under the amended treaty. However, the Company cannot guarantee that it will be successful in implementing these plans, or that the restructured organisation and operations will comply with the new treaty requirements.

5.7	Other non-operating income

	2005	2004

Net sales	$—	$2.9

(Loss) Income from discontinued operations before income taxes	(0.5)	0.3
(Loss) on disposal of discontinued operations before income taxes	(0.7)	(0.7)
Investment income	0.8	—
Write off of investments	(2.1)	—

Total other non-operating expense	$(2.5)	$(0.4)

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of US$1.9 million represented the excess of net proceeds from the sale of US$6.7 million over the net book value of assets sold of US$4.8 million. The proceeds from the sale were comprised of cash of US$5.0 million and a note receivable in the amount of US$1.7 million. As of March 2005, the US$1.7 million note receivable had been collected in full.
On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of US$81.4 million was recorded representing the excess of net proceeds from the sale of US$334.4 million over the net book value of assets sold of US$253.0 million. The sale resulted in income tax expense of US$26.1 million. The proceeds from the sale were comprised of cash of US$345.0 million less selling costs of US$10.6 million.
On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of US$49.2 million represented the excess of net proceeds from the sale of US$48.4 million less the cost of assets sold of US$0.7 million and the assumption of US$1.5 million in liabilities by the buyer. The sale resulted in income tax expense of US$19.2 million. The proceeds from the sale were comprised of cash of US$50.6 million less selling costs of US$2.2 million.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account

6.0	Supplementary information

6.1	Employees
As of 31 March 2005 3,122 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2005	2004

USA Fibre Cement	1,872	1,722
Asia Pacific Fibre Cement	892	955
Research and Development	131	117
Other	189	245
Corporate	38	34

Total from continuing operations	3,122	3,073

6.2 Financial instruments
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2005 and 2004, the Company had not entered into any material contracts to hedge these exposures.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2005 and 2004, there were no material contracts outstanding.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2005 and 2004, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Interest Rates
At 31 March 2005, the Company had US$11.9 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.
Fair Values
The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value

Long-term debt
Floating	$—	$—	$—	$—
Fixed	147.4	173.6	165.0	186.8

Total	$147.4	$173.6	$165.0	$186.8

Fair values of long-term debt were determined by reference to the 31 March 2005 and 2004 market values for comparably rated debt instruments.
Related Party Transactions
Directors
The names of persons who were Directors of JHI NV at any time during the financial year are disclosed in the Remuneration Report.
Remuneration and Retirement Benefits
Information on remuneration of Directors and Directors’ retirement benefits are disclosed in the Directors’ Report.
JHI NV Directors’ Securities Transactions
The Company’s Directors and their director-related entities held an aggregate of 266,217 ordinary shares and 9,170,726 ordinary shares at 31 March 2005 and 2004, respectively, and 1,189,544 options and 3,782,775 options at 31 March 2005 and 2004, respectively.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Supervisory Board members on 3 December 2004 participated in an allotment of 11,691 shares at A$5.94 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002. Directors’ allocations were as follows:

Director	Shares Allotted

M Hellicar	2,117
J Barr	1,068
MR Brown	1,068
PS Cameron	2,117
GJ Clark	1,068
MJ Gillfillan	1,068
JRH Loudon	2,117
DG McGauchie	1,068

Total	11,691

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
At 31 March 2005 and 2004, loans totalling US$33,204 and US$167,635 respectively were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal years 2005 and 2004, repayments totalling US$18,632 and US$22,693, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2005 and 2004, Directors resigned with loans outstanding totalling US$117,688 and US$26,204, respectively, at the date of their resignation.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account
Payments Made to Directors and Director Related Entities of the Company’s Subsidiaries During the Year
In August 2004, Chairman Meredith Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters. In this role, she received a fee of US$45,000 for the year ended 31 March 2005.
Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Supervisory Board Director DG McGauchie is also a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.
In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr Louis Gries’ brother. Under the agreement, approximately US$12,000 is paid each month to The Gries Group. The agreement expires in June 2005 and payments of US$157,080 and US$18,423 were made for the year ended 31 March 2005 and 2004, respectively. Mr Louis Gries has no economic interest in The Gries Group.
Payments of US$6,817 and US$13,240 for the years ended 31 March 2005 and 2004, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments of US$86,822 and US$111,705 for the years ended 31 March 2005 and 2004, respectively, were made to Pether and Associates Pty Ltd, technical contractors. The late JF Pether was a director of a subsidiary of the Company and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.
Payments totalling US$27,634 and US$845 for the years ended 31 March 2005 and 2004, respectively, were made to R Christensen and T Norman who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totalling US$71,849 for the year ended 31 March 2005 were made to M Helyar, R Le Tocq and N Wild who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totalling US$15,488 for the year ended 31 March 2005 were made to Marlee(UK) Ltd. Marlee (UK) Ltd is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Payments totalling US$4,730 for the year ended 31 March 2005 were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES NV
Balance sheet as at 31 March 2005
(before proposed appropriation of net result for the year)

Millions of US dollars	31 Mar 2005		31 Mar 2004

Assets

Fixed assets
Financial fixed assets	161.7		326.2
Due from group company	1,354.9		236.0

Total non-current assets		1,516.6		562.2

Current assets
Cash and bank balances	0.8		1.1
Receivables	1.4		0.3
Due from group company	0.6		—

Total current assets		2.8		1.4

		1,519.4		563.6

Liabilities

Shareholders’ equity
Called-up and paid-in share capital		245.8		245.2
Share premium account		585.4		583.4
Merger revaluation account		(623.5)		(623.5)
Retained earnings opening	261.2		154.6
Income for the year	126.8		129.5
Interim dividends paid	(13.7)		(22.9)

Retained earnings closing		374.3		261.2
Cumulative translation reserve		43.1		42.2

		625.1		508.5

Long-term liabilities
Provision on negative net equity of consolidated companies	832.3		—
Due to group company	51.0		51.0

		883.3		51.0

Current liabilities
Accounts Payable	5.6		3.0
Due to group company	5.4		1.1

		11.0		4.1

		1,519.4		563.6

JAMES HARDIE INDUSTRIES NV
Profit and loss account for the year ended 31 March 2005

Millions of US dollars	31 Mar 2005	31 Mar 2004

Loss net of tax	(47.5)	(6.5)

Share in income of subsidiaries net of tax	174.3	136.0

Net Income	126.8	129.5

JAMES HARDIE INDUSTRIES NV
1.	General
At 31 March 2001, James Hardie Industries N.V. (the “Company”), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited (“JHIL”), Australia. The Company was incorporated on 26 October 1998 and is located in Amsterdam.
On 2 July 1998, JHIL, a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the “Retained Assets and Liabilities”).
On 24 July 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). In connection with the 2001 Reorganization, the Company issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganization occurred in October 2001.
As part of the 2001 Reorganization, the Company:
•	Received a dividend and a return of capital from one of its subsidiaries

•	Sold all of its subsidiaries to other group companies and realized a gain on the disposal

•	Paid a dividend and a return of capital to its shareholders

•	Undertook a share split and converted the nominal capital into Euro denomination

•	Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company’s investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganization
Shortly following the 2001 Reorganization, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganization, the subsidiaries acquired by the Company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganization, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization. A merger revaluation account is accounted for to reach the historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.
James Hardie Industries N.V. is incorporated in The Netherlands with its corporate seat in Amsterdam. Its executive offices are located at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands.
For the profit and loss account, the Company uses the exemption from Article 402 of book 2 of the Dutch Civil Code.

JAMES HARDIE INDUSTRIES NV
2.	Basis of presentation
Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.
3.	Summary of significant accounting policies
General
The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the statutory financial statements, unless indicated otherwise.
Financial fixed assets
Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries.
4.	Financial fixed assets

Financial fixed assets comprise
	31 March	31 March
	2005	2004

	US$million	US$million

Investment in subsidiaries	161.7	326.2

	161.7	326.2

The movements in investment in subsidiaries are as follows:
	US$ million

Balance 31 March 2003 (Provision on negative net equity of consolidated companies)	(55.1	)(1)

Capital increase	575.7
Dividends received	(358.8)
Income from investments	136.0
Translation effect	28.4

Balance 31 March 2004 (net asset value)	326.2

Sale of subsidiary	(1,172.0	)(2)
Income from investments	174.3
Translation effect	0.9
Reclass of negative equity to provision	832.3

Balance 31 March 2005 (net asset value)	161.7

(1)	For this negative equity the Company form a provision of US$55.1 million at 31 March 2003. As such, the carrying value of Financial fixed assets is zero.

(2)	See Note 5 below.

JAMES HARDIE INDUSTRIES NV
The balance as at 31 March 2005 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, James Hardie Fibrocementos Limitada, RCI Holdings Pty Ltd, James Hardie International Holdings BV, James Hardie Insurance Ltd and in James Hardie Building Products Inc.
5.	Non-current Group Loans and Related Party Transactions
Borrowings from these companies have no fixed repayment schedule and are non-interest bearing.
In March 2005, the Company’s investment in James Hardie International Finance BV was sold to a wholly owned subsidiary, James Hardie International Holdings BV, for US$1.172 billion. Sales proceeds were comprised of a US$1.172 billion note receivable from James Hardie International Holdings BV. This sale and related note receivable are eliminated in the Company’s consolidated accounts at 31 March 2005.
6.	Shareholders’ Equity

US$ million	Issued	Share	Merger		Cumulative	Total
	and paid	premium	revaluation	Retained	translation
	in capital	account	account	earnings	reserve

Balance 1 April 2004	245.2	583.4	(623.5)	261.2	42.2	508.5
Issuances of shares	0.6	2.0	—	—	—	2.6
Dividends paid	—	—	—	(13.7)	—	(13.7)
Net income	—	—	—	126.8	—	126.8
Translation effect	—	—	—	—	0.9	0.9

Balance 31 March 2005	245.8	585.4	(623.5)	374.3	43.1	625.1

The EURO equivalent of the issued share capital at 31 March 2005 amounts to EURO 271,931,919 (2004: EURO 271,451,222).
As at 31 March 2005 the Company had 2,000,000,000 authorized ordinary shares and 459,373,176 issued ordinary shares.

JAMES HARDIE INDUSTRIES NV
7.	Taxation
The weighted average statutory tax rate of the Company as presented in these accounts differs from the Dutch statutory tax rate as a result of the Dutch fiscal treatment of the activities of the Company.
8.	Remuneration to Board of Directors Members
The remuneration to members of the Board of Directors of JHINV during the year ended 31 March 2005 was:

		Superannuation
	Directors' Cash	and Other	JHI NV Stock
	Fees	Benefits (1)	(2)	Total
Supervisory Board Directors
	US$	US$	US$	US$

M. Hellicar	128,750	13,388	20,000	162,138
M.R. Brown	60,000	6,300	10,000	76,300
D.G. McGauchie	55,000	5,850	10,000	70,850
J.D. Barr	60,000	—	10,000	70,000
M.J. Gillfillan	55,000	—	10,000	65,000
P.S. Cameron	40,000	5,400	20,000	65,400
G.J.Clark	50,000	—	10,000	60,000
J.R.H. Loudon	40,000	—	20,000	60,000

Former Director:
A.G. McGregor (3)	38,750		2500	41,250

Total remuneration for Supervisory Board Directors	527,500	30,938	112,500	670,938

				Superannuation	Shadow
				and Other	Share and	Severance
	Base pay	Bonuses	Total Cash Pay	Benefits	Options (4)	Pay
Managing Board Directors
	US$	US$	US$	US$	US$	US$

L. Gries (5)	576,654	1,160,452	1,737,106	149,012	233,155	—
W. Vlot (6)	136,436	—	136,436	3,619	—	—

Former Directors:
P.D. Macdonald (7)	471,219	—	471,219	30,697	138,430	6,513,284
F.H. Zwinkels (8)	188,377	—	188,377	31,326	3,379

Total remuneration for Managing Board Directors	1,372,686	1,160,452	2,533,138	214,654	374,964	6,513,284

(1)	The superannuation benefits include Australian mandated 9% superannuation guarantee contributions on the Australian directors’ total fees.

(2)	The annual allocation to non-executive directors of JHI NV stock to the value of US$10,000 was approved by shareholders at the Annual General Meeting held on 19 July 2002. The non-executive directors can elect to take additional stock in lieu of fees.

(3)	On 11 August 2004, Mr McGregor resigned as Chairman of the Supervisory Board due to ill health; on 25 August 2004, he resigned from the Joint and Supervisory Boards, and all Joint Board Committees.

(4)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2005 were as follows: 1.1% dividend yield; 29.1% expected volatility; 3.2% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also effect the result. Actual benefit received depends on the JHI NV share price and foreign rates at the time of exercise. The Company’s Shadow Stock plans were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to the participants.

(5)	On 21 October 2004, Mr Gries was appointed as temporary member of the Managing Board and named interim Chief Executive Officer.

(6)	On 21 October 2004, Mr Vlot, Company Secretary, was appointed as temporary member of the Managing Board. On 30 June 2005, Mr Vlot’s employment agreement will expire by its terms. As of 13 June 2005, this employment agreement has not been renewed.

(7)	In September 2004, Mr Macdonald resigned as Chief Executive Officer and on 21 October 2004 he resigned from his position on the Managing Board. In connection with his resignation, the Company incurred additional expense in fiscal year 2005 of US$5.5 million.

(8)	On 21 October 2004, Mr Zwinkels resigned from his position on the Managing Board. On 30 April 2005, Mr Zwinkels resigned as Treasurer of the Company. In connection with his resignation, in May 2005 the Company made a lump sum payment to Mr Zwinkels of approximately US$65,000, which includes approximately US$26,000 related to fiscal year 2004’s notional balance under the Company’s Economic Profit Incentive Plan.

JAMES HARDIE INDUSTRIES NV
31 March 2005 James Hardie Industries NV Accounts — Amsterdam, 18 July 2005

The Board of Managing Directors,

L Gries	B Butterfield

The Board of Supervising Directors,

M Hellicar	M R Brown

M J Gillfillan	J R H Loudon

G J Clark	D G McGauchie

P S Cameron	J D Barr

JAMES HARDIE INDUSTRIES NV
Other information
Post fiscal year events
On 30 June 2005, Mr W (Pim) Vlot’s temporary employment agreement expired by its terms and Mr Ben Butterfield, the Company’s General Counsel, was appointed as Company Secretary and an interim member of the Managing Board.
On 11 July 2005, James Hardie announced that it has signed an agreement for the sale of its Chile Fibre Cement business to Compañía Industrial El Volcán S.A. for a value of US$15.8 million, comprising of cash and assumption of external debt by the purchaser. The sale is effective immediately and does not result in a material book profit or loss in the company’s accounts.
Since its commencement in 2001, James Hardie’s Chilean business has successfully built local demand for fibre cement, and started returning positive earnings before interest and tax over a year ago. Despite this success, the business no longer fits with the company’s strategic direction for future growth.
Profit appropriation according to the Articles of Association
Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.
42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit — the positive balance of the profit and loss account — as determined by the Joint Board.
42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.
42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a divided and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.
42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.
42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).
Proposed appropriation of the net result for the year
It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.
A dividend of US 6.0 cents per share/CUFS has been declared and is payable to share/CUFS holders on 1 July 2005. Record date is 9 June 2005.

To: the Board of Managing Directors, the Board of Supervising Directors and General Meeting of Shareholders of James Hardie Industries N.V.	Pricewaterhousecoopers
Accountants N.V.
Prins Bemhardplein 200
1097 JB Amsterdam
P.O. Box 94071
1090 GB Amsterdam
The Netherlands
Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88
www.pwc.com/nl
Auditors’ Report
     Introduction
In accordance with your instructions we have audited the financial statements of James Hardie Industries N.V., Amsterdam, for the year ended March 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
     Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as at March 31, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.
     Emphasis of matter
Without qualifying our opinion above, we draw attention to note 4.10 to the financial statements. The company is subject to certain contingencies, including asbestos related claims against former subsidiaries; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Heads of Agreement; an investigation by the Australian Securities and Investment Commission; and an indemnity to ABN 60 together with a related commitment to provide interim funding to the Medical Research and Compensation Foundation.
Amsterdam, July 18, 2005

PricewaterhouseCoopers is the trade name of among others the following companies: PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287) and PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl